   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 29, 1995
                                                    REGISTRATION NO. 33-
                                                    CIK #910907

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------

                            REGISTRATION STATEMENT
                                      ON
                                   FORM S-6
                               -----------------

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:  EVEREN UNIT INVESTMENT TRUSTS SERIES 40

B.  NAME OF DEPOSITOR:  EVEREN SECURITIES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                         EVEREN UNIT INVESTMENT TRUSTS
                       77 West Wacker Drive, 29th Floor
                           Chicago, Illinois  60601

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                         Copy to:
              Robert K. Burke                         MARK J. KNEEDY
        Everen Unit Investment Trusts             c/o Chapman and Cutler
      77 West Wacker Drive, 29th Floor            111 West Monroe Street
          Chicago, Illinois  60601               Chicago, Illinois  60603


                        CALCULATION OF REGISTRATION FEE

    Title and amount of                         Proposed maximum    Amount of
securities being registered                    aggregate offering registration
                                                      price            fee

         Series 40    An indefinite number of      Indefinite          $500
                      Units of Beneficial Interest
                      pursuant to Rule 24f-2 under
                      the Investment Company Act of 1940

--------------------------------------------------------------------------------

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

     As soon as practicable after the effective date of the Registration Statement.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                    EVEREN UNIT INVESTMENT TRUSTS SERIES 40

                               -----------------

                             CROSS-REFERENCE SHEET

                (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                        TO THE PROSPECTUS IN FORM S-6)

              Form N-8B-2                                     Form S-6
              Item Number                               Heading in Prospectus
              -----------                               ---------------------

                    I.  ORGANIZATION AND GENERAL INFORMATION

     1.  (a)  Name of trust..........................  }Prospectus front cover
         (b)  Title of securities issued.............  }Essential Information
     2.  Name and address of each depositor..........  }Administration of the Trusts
     3.  Name and address of trustee.................  }   *
     4.  Name and address of principal underwriters..  }Underwriting
     5.  State of organization of trust..............  }The Trust Funds
     6.  Execution and termination of trust
         agreement...................................  }The Trust Funds;
                                                       }Administration of the Trusts
     7.  Changes of name.............................  }The Trust Funds
     8.  Fiscal year.................................  }   *
     9.  Litigation..................................  }   *

                   II.  GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
    10.  (a)  Registered or bearer securities........  }Unitholders
         (b)  Cumulative or distributive securities..  }The Trust Funds
         (c)  Redemption.............................  }Redemption
         (d)  Conversion, transfer, etc..............  }Unitholders; Market for Units
         (e)  Periodic payment plan..................  }   *
         (f)  Voting rights..........................  }Unitholders
                                                       }Investment Supervision;
         (g)  Notice of certificateholders...........  }Administration of the Trusts;
                                                       }Unitholders
         (h)  Consents required......................  }Unitholders; Administration
                                                       }of the Trusts
         (i)  Other provisions.......................  }Federal Tax Status; Insurance
                                                       }on the Portfolios of the
                                                       }Insured Trust Funds
    11.  Type of securities comprising units.........  }The Trust Funds; Portfolios
    12.  Certain information regarding periodic

                                      -I-

               payment certificates..................  }   *
    13.  (a)  Load, fees, expenses, etc..............  }Interest, Estimated Long-Term
                                                       }Return
                                                       }and Estimated Current
                                                       }Return; Expenses of the
                                                       }Trust
         (b)  Certain information regarding
               periodic payment certificates.........  }  *
         (c)  Certain percentages....................  }Essential Information; Public
                                                       }Offering of Units; Insurance
                                                       }on the Portfolios of the
                                                       }Insured Trust Funds
         (d)  Certain other fees, etc. payable
               by holders............................  }Unitholders
         (e)  Certain profits receivable by
               depositor, principal, underwriters,
               writers, trustee or affiliated          }Expenses of the Trusts;
               persons...............................  }Public Offering of Units
         (f)  Ratio of annual charges to income......  }  *

                                                       }The Trust Funds;
    14.  Issuance of trust's securities..............  }Unitholders
    15.  Receipt and handling of payments
          from purchasers............................  }  *
    16.  Acquisition and disposition of
          underlying securities......................  }The Trust Funds; Portfolios;
                                                       }Investment Supervision
                                                       }Market for Units;
     17. Withdrawal or redemption....................  }Redemption; Public Offering
                                                       }of Units
     18. (a)  Receipt, custody and disposition
               of income.............................  }Unitholders
         (b)  Reinvestment of distributions..........  }Distribution Reinvestment
         (c)  Reserves or special funds..............  }Expenses of the Trusts
         (d)  Schedule of distributions..............     *
                                                       }Unitholders;
     19. Records, accounts and reports...............  }Redemption; Administration
                                                       }of the Trusts
     20. Certain miscellaneous provisions of
               trust agreement
         (a)  Amendment..............................  }Administration of the Trusts
         (b)  Termination............................  }  *
         (c)  and (d) Trustee, removal and successor.  }Administration of the Trusts
         (e)  and (f) Depositor, removal and
               successor.............................  }Administration of the Trusts
     21. Loans to security holders...................  }  *
     22. Limitations on liability....................  }Administration of the Trusts
     23. Bonding arrangements........................  }  *


                                     -II-



     24.  Other material provisions of trust
          agreement....................................  }  *

                       III.  ORGANIZATION, PERSONNEL AND
                        AFFILIATED PERSONS OF DEPOSITOR

     25.  Organization of depositor....................  }Administration of the Trusts
     26.  Fees received by depositor...................  }See Items 13(a) and 13(e)
     27.  Business of depositor........................  }Administration of the Trusts
     28.  Certain information as to officials and
            affiliated persons of depositor............  }Administration of the Trusts
     29.  Voting securities of depositor...............  }   *
                                                         }Administration of the Trusts

     30.  Persons controlling depositor................  }   *
     31.  Payment by depositor for certain services
            rendered to trust..........................  }   *
     32.  Payment by depositor for certain other
            services rendered to trust.................  }   *

     33.  Remuneration of employees of depositor
            for certain services rendered to trust.....  }   *
     34.  Remuneration of other persons for certain
            services rendered to trust.................  }   *

                        IV. DISTRIBUTION AND REDEMPTION

     35.  Distribution of Trust's securities
            by states..................................  }Public Offering of Units
     36.  Suspension of sales of trust's securities      }   *
     37.  Revocation of authority to distribute          }   *
     38.  (a)  Method of Distribution..................  }Public Offering of Units;
          (b)  Underwriting Agreements.................  }Market for Units;
          (c)  Selling Agreements......................  }Public Offering of Units
     39.  (a)  Organization of principal underwriters    }Administration of the Trusts
          (b)  N.A.S.D. membership of principal
                 underwriters..........................  }   *
     40.  Certain fees received by principal
            underwriters...............................  }See Items 13(a) and 13(e)
     41.  (a)  Business of principal underwriters......  }Administration of the Trusts
          (b)  Branch offices of principal               }
                 underwriters..........................  }   *
          (c)  Salesmen of principal underwriters......  }   *
     42.  Ownership of trust's securities by             }
            certain persons............................  }   *
     43.  Certain brokerage commissions received by

                                     -III-

            principal underwriters....................  }Public Offering of Units
     44.  (a)  Method of valuation....................  }Public Offering of Units
          (b)  Schedule as to offering price..........  }   *
          (c)  Variation in offering price to
                 certain persons......................  }Public Offering of Units
     45.  Suspension of redemption rights.............  }Redemption
                                                        }Redemption; Market for
     46.  (a)  Redemption valuation...................  }Units; Public Offering of
                                                        }Units
          (b)  Schedule as to redemption price........  }   *

                                                        }Market for Units;
     47.  Maintenance of position in underlying.......  }Public Offering of Units;
                                                        }Redemption

                     V.  INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

     48.  Organization and regulation of trustee......  }Administration of the Trusts
     49.  Fees and expenses of trustee................  }Expenses of the Trusts
     50.  Trustee's lien..............................  }   *

                    VI.  INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES

     51.  Insurance of holders of trust's
            securities................................  }Cover Page; Expenses of the
                                                        }Trusts; Insurance on the
                                                        }Portfolios of the Insured Trust
                                                        }Funds

                           VII.  POLICY OF REGISTRANT

     52.  (a)  Provisions of trust agreement with
                 respect to selection or elimination..  }The Trust Funds; Portfolios;
                  of underlying securities............  }Investment Supervision
          (b)  Transactions involving elimination of
                underlying securities.................  }   *
          (c)  Policy regarding substitution or
                 elimination of underlying securities.  }Investment Supervision
          (d)  Fundamental policy not otherwise
                 covered..............................  }   *
                                                        }Essential Information;
     53.  Tax status of Trust.........................  }Portfolios
                                                        }Federal Tax Status


                                     -IV-


                  VIII.  FINANCIAL AND STATISTICAL INFORMATION

     54.  Trust's securities during last ten years....  }   *
     55.                                                }   *
     56.  Certain information regarding periodic        }   *
     57.    payment certificates......................  }   *
     58.                                                }   *
     59.  Financial statements (Instruction 1(c)
            to Form S-6)..............................  }   *


                                      -V-

                Preliminary Prospectus Dated November 29, 1995
                    Everen Unit Investment Trusts Series 40


                                                       (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

KEMPER DEFINED FUNDS SERIES 35

Insured Corporate Series 7 and Insured Corporate Series 8 (the "Insured Corporate Series" or the "Insured Trusts") were formed for the purpose of providing a high level of current income through investment in a fixed portfolio consisting primarily of corporate debt obligations issued after July 18, 1994 by utility companies. Each Insured Corporate Series may contain zero coupon U.S. Treasury Obligations. FOR FOREIGN INVESTORS WHO ARE NOT U.S. CITIZENS OR RESIDENTS, INTEREST INCOME FROM EACH TRUST MAY NOT BE SUBJECT TO FEDERAL WITHHOLDING TAXES IF CERTAIN CONDITIONS ARE MET. SEE "THE INSURED CORPORATE SERIES--FEDERAL TAX STATUS."

Insured National Series 16 (the "Insured National Trust," a "Tax-Exempt Portfolio" or an "Insured Trust") was formed for the purpose of gaining interest income exempt from Federal income taxes while conserving capital and diversifying risks by investing in an insured, fixed portfolio consisting of obligations issued by or on behalf of states of the United States or counties, municipalities, authorities or political subdivisions thereof.

Insured California Series 19 and Insured New York Series 8 (the "Insured State Trusts," the "Tax-Exempt Portfolios" or the "Insured Trusts") were formed for the purpose of gaining interest income free from Federal income taxes and State and local income taxes and/or property taxes while conserving capital and diversifying risks by investing in an insured, fixed portfolio consisting of obligations issued by or on behalf of the State for which such Trust Fund is named or counties, municipalities, authorities or political subdivisions thereof.

Units of the Trusts are not deposits or obligations of, or guaranteed by, any bank, and Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal. The use of the term "Insured" in the name of a Trust does not mean that the Units of the Trust are insured by any governmental or private organization. The Units are not insured.

Insurance guaranteeing the scheduled payment of principal and interest on all of the Bonds in the portfolio of each Insured Trust (other than any U.S. Treasury Obligations) has been obtained directly by the issuer or the Sponsor from MBIA Insurance Corporation or other insurers. See "Insurance on the Bonds" for each Insured Trust. Insurance obtained by a Bond issuer is effective so long as such Bonds are outstanding. THE INSURANCE DOES NOT RELATE TO THE UNITS OF THE INSURED TRUSTS OFFERED HEREBY OR TO THEIR MARKET VALUE. As a result of such insurance, the Units of the Insured Trusts have received a rating of "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"). See "Insurance on the Bonds" for each Insured Trust. No representation is made as to any insurer's ability to meet its commitments.

--------------------------------------------------------------------------------
                     SPONSOR: KEMPER UNIT INVESTMENT TRUSTS
                      a service of Kemper Securities, Inc.

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The investor is advised to read and retain this Prospectus for future reference.

                 THE DATE OF THIS PROSPECTUS IS JULY 12, 1995.

SUMMARY

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of a Trust Fund during the initial offering period is equal to a pro rata share of the offering prices of the Securities in such Trust Fund plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust Fund, plus accrued interest plus that sales charge indicated under "Essential Information." The secondary market Public Offering Price per Unit will be based upon a pro rata share of the bid prices of the Securities in each Trust Fund plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust Fund, plus accrued interest plus the applicable sales charge indicated under "Public Offering of Units--Public Offering Price." The sales charge is reduced on a graduated scale for sales involving at least $100,000 or 10,000 Units and will be applied on whichever basis is more favorable to the investor. The minimum purchase for each Trust is $1,000.

INTEREST AND PRINCIPAL DISTRIBUTIONS. Distributions of the estimated annual interest income to be received by each Trust Fund, after deduction of estimated expenses, will be made monthly. See "Essential Information." Distributions of funds, if any, in the Principal Account will be made as provided in "General Information--Unitholders--Distributions to Unitholders."

REINVESTMENT. Each Unitholder of a Trust Fund offered herein may elect to have distributions of principal or interest or both automatically invested without charge in shares of certain mutual funds sponsored by Kemper Financial Services, Inc. See "General Information--Distribution Reinvestment."

ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN. As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in "Essential Information." The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and Evaluator and with the principal prepayment, redemption, maturity and exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average lives of all of the Securities in the applicable Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements or average lives of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

MARKET FOR UNITS. After the initial offering period, while under no obligation to do so, the Sponsor intends to, and certain Underwriters may, maintain a market for the Units and to offer to repurchase such Units at prices subject to change at any time which are based on the aggregate bid side evaluation of the Securities in a Trust plus accrued interest.

RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a security when due, volatile interest rates, early call provisions, and changes to the tax status of the Securities. See "The Insured Corporate Series--Risk Factors," and "The Tax-Exempt Portfolios--Municipal Bond Risk Factors."

KEMPER DEFINED FUNDS SERIES 35

ESSENTIAL INFORMATION
AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT
SPONSOR AND EVALUATOR: KEMPER UNIT INVESTMENT TRUSTS, A SERVICE OF
                   KEMPER SECURITIES, INC.
          TRUSTEE: INVESTORS FIDUCIARY TRUST COMPANY

The income, expense and distribution data set forth below has been calculated for Unitholders purchasing less than 10,000 Units of a Trust. Unitholders purchasing 10,000 Units or more of a Trust will receive a slightly higher return because of the reduced sales charge for larger purchases.

                            INSURED       INSURED       INSURED       INSURED       INSURED
                           CORPORATE     CORPORATE      NATIONAL     CALIFORNIA     NEW YORK
                            SERIES 7      SERIES 8     SERIES 16     SERIES 19      SERIES 8
                          ------------  ------------  ------------  ------------  ------------
Public Offering Price
 per Unit (1)(2)........  $     10.289  $     10.216  $     10.237  $     10.149  $     10.236
Principal Amount of
 Securities per Unit....  $     10.000  $     10.000  $     10.000  $     10.000  $     10.000
Estimated Current Return
 based on Public
 Offering
 Price (3)(4)(5)(6).....          5.91%         6.73%         5.35%         5.31%         4.39%
Estimated Long-Term
 Return (3)(4)(5)(6)....          6.03%         6.78%         5.38%         5.35%         4.47%
Estimated Normal Annual
 Distribution per
 Unit (6)...............  $    0.60790  $    0.68769  $    0.54788  $    0.53878  $    0.44917
Principal Amount of
 Securities.............  $  1,250,000  $  1,525,000  $  4,000,000  $  3,120,000  $  2,500,000
Number of Units.........       125,000       152,500       400,000       312,000       250,000
Fractional Undivided
 Interest per Unit......     1/125,000     1/152,500     1/400,000     1/312,000     1/250,000
Calculation of Public
 Offering Price:
 Aggregate Offering
  Price of Securities...  $  1,235,954  $  1,481,477  $  3,894,185  $  3,011,448  $  2,482,339
 Aggregate Offering
  Price of Securities
  per Unit..............  $      9.888  $      9.715  $      9.735  $      9.652  $      9.929
 Plus Sales Charge per
  Unit (7)..............  $      0.401  $      0.501  $      0.502  $      0.497  $      0.307
 Public Offering Price
  per Unit (1)(2).......  $     10.289  $     10.216  $     10.237  $     10.149  $     10.236
Redemption Price per
 Unit...................  $      9.851  $      9.678  $      9.683  $      9.602  $      9.899
Sponsor's Initial
 Repurchase Price per
 Unit...................  $      9.888  $      9.715  $      9.735  $      9.652  $      9.929
Excess of Public
 Offering Price per Unit
 over Redemption Price
 per Unit...............  $      0.438  $      0.538  $      0.554  $      0.547  $      0.337
Excess of Public
 Offering Price per Unit
 over Sponsor's Initial
 Repurchase Price per
 Unit...................  $      0.401  $      0.501  $      0.502  $      0.497  $      0.307
Calculation of Estimated
 Net Annual Interest
 Income per Unit (6):
 Estimated Annual
  Interest Income.......  $    0.63150  $    0.71230  $    0.57339  $    0.56458  $    0.47417
 Less: Estimated Annual
  Expense...............  $    0.02360  $    0.02460  $    0.02551  $    0.02580  $    0.02500
 Estimated Net Annual
  Interest Income.......  $    0.60790  $    0.68770  $    0.54788  $    0.53878  $    0.44917
Estimated Daily Rate of
 Net Interest Accrual
 per Unit...............  $0.001688610  $0.001910280  $0.001521890  $0.001496610  $0.001247690
Minimum Principal Value
 of the Trust under
 which Trust Agreement
 may be terminated (8)..  $    250,000  $    305,000  $    800,000  $    624,000  $    500,000

Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of business of the Sponsor (currently 3:15 p.m. Central Time) next following receipt of an order for a sale or purchase of Units or receipt by Investors Fiduciary Trust Company of Units tendered for redemption.

                                                   INSURED
                              INSURED    INSURED   NATIONAL   INSURED   INSURED
                             CORPORATE  CORPORATE   SERIES   CALIFORNIA NEW YORK
                             SERIES 7   SERIES 8      16     SERIES 19  SERIES 8
                             ---------  ---------  --------  ---------- --------
Trustee's Annual Fee per
 $1,000 principal amount of
 Securities (9)............. $  1.670   $  1.770   $  1.670   $  1.620  $  1.500
Reduction of Trustee's fee
 per Unit during the first
 year (6)...................      N/A        N/A   $0.00063   $0.00051  $0.00100
Estimated annual interest
 income per Unit during the
 first year (6)............. $0.63150   $0.71230   $0.57276   $0.56407  $0.47317
Interest Payments (10):
 First Payment per Unit,
  representing 14 days...... $0.02364   $0.02674   $0.02131   $0.02095  $0.01747
 Estimated Normal Monthly
  Distribution per Unit..... $0.05066   $0.05731   $0.04566   $0.04490  $0.03743
 Estimated Normal Annual
  Distribution per Unit..... $0.60790   $0.68769   $0.54788   $0.53878  $0.44917
Sales Charge (7):
 As a percentage of Public
  Offering Price per Unit...    3.900%     4.900%     4.900%     4.900%    3.000%
 As a percentage of net
  amount invested...........    4.055%     5.157%     5.157%     5.149%    3.092%
 As a percentage of net
  amount invested in earning
  assets....................    4.055%     5.157%     5.157%     5.149%    3.092%

Date of Trust
 Agreements.............  July 12, 1995
First Settlement Date...  July 17, 1995
Mandatory Termination
 Date...................  December 31, 2026
Evaluator's Annual
 Evaluation Fee--Insured
 Corporate Series.......  Maximum of $.30 per $1,000 Principal Amount of Securities
Sponsor's Annual
 Surveillance Fee--
 Insured Corporate
 Series.................  Maximum of $.25 per $1,000 Principal Amount of Securities
Evaluator's Annual
 Evaluation Fee--Tax-
 Exempt Portfolios......  Maximum of $0.30 per $1,000 Principal Amount of Securities
Sponsor's Annual
 Surveillance Fee--Tax-
 Exempt Portfolios......  Maximum of $0.002 per Unit

---------------------
(1) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price.
(2) Many unit investment trusts issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Initial Date of Deposit a Principal Amount of Securities per Unit of $10.
(3) The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Public Offering of Units--Public Offering Price."
(4) The Estimated Current Returns are calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirement dates of all of the Securities in the applicable Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirement dates of the Securities and expenses of each Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Returns reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only net annual interest income and Public Offering Price.
(5) This figure is based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows to Unitholders for the Trusts are either set forth under "Estimated Cash Flows to Unitholders" for each Trust or are available upon request at no charge from the Sponsor.

(6) During the first year, the Trustee has agreed to reduce its fee (and to the extent necessary pay expenses of the Trust Funds) in the amounts stated above. The Trustee has agreed to the foregoing to cover all or a portion of the interest on any Securities accruing prior to their expected dates of delivery, since interest will not accrue to the benefit of Unitholders of a Trust Fund until such Securities are actually delivered to the Trust Fund. The estimated net annual interest income per Unit will remain as indicated. See "The Trust Funds" and "General Information-- Interest, Estimated Long-Term Return and Estimated Current Return."
(7) The sales charge as a percentage of the net amount invested in earning assets will increase as accrued interest increases. Transactions subject to quantity discounts (see "Public Offering of Units--Public Offering Price") will have reduced sales charges, thereby reducing all percentages in the table.
(8) The minimum principal value of each Trust (other than a Tax-Exempt Portfolio) under which the Trust Agreement may be terminated is 40% of the total aggregate principal amount of securities deposited in each such Trust during the primary offering period. The minimum principal value of each Tax-Exempt Portfolio under which the Trust Agreement may be terminated is 20% of the initial aggregate principal amount of securities deposited in such Trust.
(9) See "General Information--Expenses of the Trusts."
(10) Unitholders will receive interest distributions monthly. The Record Date is the first day of the month, commencing August 1, 1995, and the distribution date is the fifteenth day of the month, commencing August 15, 1995.

---------------------
 * Reference is made to the Trust Agreements, and any statements contained herein are qualified in their entirety by the provisions of the Trust Agreements.
THE TRUST FUNDS

Kemper Defined Funds Series 35 includes the following separate unit investment trusts created by the Sponsor under the name Kemper Defined Funds: "Insured Corporate Series 7," "Insured Corporate Series 8," "Insured National Series 16," "Insured California Series 18" and "Insured Florida Series 2" (collectively, the "Trusts" or "Trust Funds"). Each of the Trust Funds is separate and is designated by a different series number. Each of the Trust Funds was created under the laws of the State of Missouri pursuant to a trust indenture dated the Initial Date of Deposit (the "Trust Agreements") between Kemper Unit Investment Trusts, a service of Kemper Securities, Inc. (the "Sponsor") and Investors Fiduciary Trust Company (the "Trustee").*

Insured Corporate Series 7 was formed for the purpose of providing a high level of current income through investment in a fixed portfolio consisting primarily of intermediate term corporate debt obligations issued after July 18, 1984 by utility companies.

Insured Corporate Series 8 was formed for the purpose of providing a high level of current income through investment in a fixed portfolio consisting primarily of long-term corporate debt obligations issued after July 18, 1984 by utility companies.

The Insured National Trust was formed for the purpose of gaining interest income exempt from Federal income taxes while conserving capital and diversifying risks by investing in an insured, fixed portfolio consisting of obligations issued by or on behalf of states of the United States or counties, municipalities, authorities or political subdivisions thereof.

Each Insured State Trust was formed for the purpose of gaining interest income free from Federal income taxes and State and local income and/or property taxes while conserving capital and diversifying risks by investing in an insured, fixed portfolio consisting of obligations issued by or on behalf of the State for which such Trust Fund is named or counties, municipalities, authorities or political subdivisions thereof.

There is, of course, no guarantee that the Trust Funds' objectives will be achieved. Offerees in the states of Illinois, Indiana, Virginia and Washington may purchase Units of the Insured Corporate Series and the Insured National Trust only.

As used herein, the terms "Securities" and "Bonds" mean the obligations initially deposited in the Trusts described under "Portfolio" for each Trust (including all contracts to purchase such obligations accompanied by an irrevocable letter of credit sufficient to perform such contracts initially deposited in the Trusts) and any additional obligations deposited in the Trusts following the Initial Date of Deposit. As used herein, the term "U.S. Treasury Obligations" means certain obligations (and contracts) included in certain Insured Corporate Series. As used herein, the terms "Municipal Bonds" and "Municipal Obligations" mean the obligations (and contracts for the purchase thereof) included in the Tax-Exempt Portfolios.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee that aggregate principal amount of Securities or contracts for the purchase thereof for deposit in the Trust Funds as set forth under "Essential Information." Of such principal amount, the amount specified in "Essential Information" was deposited in each Trust. In exchange for the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units for each Trust as indicated under "Essential Information." Each Trust initially consists of delivery statements (i.e., contracts) to purchase obligations. The Sponsor has a limited right of substitution for such Securities in the event of a failed contract. See "General Information--Trust Information."

Additional Units of each Trust may be issued from time to time following the Initial Date of Deposit by depositing in the Trust additional Securities or contracts to purchase thereof together with irrevocable letters of credit or cash. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in principal amounts which will maintain the same original percentage relationship among the principal amounts of the Securities in such Trust established by the initial deposit of the Securities. Thus, although additional Units will be issued, each Unit will continue to represent the same principal amount of each Security, and the percentage relationship among the principal amount of each Security in the related Trust will remain the same.

Each Unit initially offered represents that undivided interest in the appropriate Trust indicated under "Essential Information." To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

An investment in Units of a Trust Fund should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the portfolio and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. The uncertain economic conditions of recent years, together with the fiscal measures adopted to attempt to deal with them, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally and long-term obligations in particular. The Sponsor cannot predict the degree to which such fluctuations will continue in the future.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

UNITHOLDERS
KEMPER DEFINED FUNDS SERIES 35

We have audited the accompanying statements of condition and the related portfolios of Kemper Defined Funds Series 35 (Insured Corporate Series 7, Insured Corporate Series 8, Insured National Series 16, Insured California Series 19 and Insured New York Series 8) as of July 12, 1995. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of Securities owned at July 12, 1995 and a letter of credit deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kemper Defined Funds Series 35 (Insured Corporate Series 7, Insured Corporate Series 8, Insured National Series 16, Insured California Series 19 and Insured New York Series 8) as of July 12, 1995, in conformity with generally accepted accounting principles.

                                                   GRANT THORNTON LLP

Chicago, Illinois
July 12, 1995

KEMPER DEFINED FUNDS SERIES 35

STATEMENTS OF CONDITION AT THE OPENING OF BUSINESS ON JULY 12, 1995, THE INITIAL DATE OF DEPOSIT

                           INSURED    INSURED    INSURED    INSURED    INSURED
                          CORPORATE  CORPORATE   NATIONAL  CALIFORNIA  NEW YORK
                           SERIES 7   SERIES 8  SERIES 16  SERIES 19   SERIES 8
                          ---------- ---------- ---------- ---------- ----------
INVESTMENT IN SECURITIES
Securities deposited in
 the Trusts (1)(2)......  $        0 $        0 $        0 $        0 $        0
Contracts to purchase
 Securities (1)(2)......   1,235,954  1,481,477  3,894,185  3,011,448  2,482,339
Accrued interest to
 First Settlement Date
 on Securities (1)(3)...      21,296     20,660     20,169     29,247     14,831
                          ---------- ---------- ---------- ---------- ----------
 Total..................  $1,257,250 $1,502,137 $3,914,354 $3,040,695 $2,497,170
                          ========== ========== ========== ========== ==========
Number of Units.........     125,000    152,500    400,000    312,000    250,000
LIABILITY AND INTEREST
 OF UNITHOLDERS
Liability--
 Accrued interest
  payable to Sponsor
  (1)(3)................  $   21,296 $   20,660 $   20,169 $   29,247 $   14,831
Interest of
 Unitholders--
 Cost to investors (4)..   1,286,125  1,557,940  4,094,800  3,166,488  2,559,000
 Less: Gross
  underwriting
  commission (4)........      50,171     76,463    200,615    155,040     76,661
                          ---------- ---------- ---------- ---------- ----------
 Net interest to
  Unitholders
  (1)(3)(4).............   1,235,954  1,481,477  3,894,185  3,011,448  2,482,339
                          ---------- ---------- ---------- ---------- ----------
   Total................  $1,257,250 $1,502,137 $3,914,354 $3,040,695 $2,497,170
                          ========== ========== ========== ========== ==========

--------
NOTES:
(1) The aggregate value of the Securities listed in each "Portfolio" and their cost to the Trust are the same. The value of the Securities is determined by Muller Data Corporation on the bases set forth under "Public Offering of Units--Public Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $12,212,267 which has been deposited with the Trustee. Of this amount, $12,105,403 relates to the offering price of Securities to be purchased and $106,864 relates to accrued interest on such Securities to the expected dates of delivery.
(2) Insurance coverage providing for the timely payment of principal and interest on the Securities in an Insured Trust has been obtained directly by the issuer of such Securities or by the Sponsor from MBIA Insurance Corporation or other insurers.
(3) The Trustee will advance to each Trust the amount of net interest accrued to the First Settlement Date for distribution to the Sponsor as the Unitholder of Record.
(4) The aggregate public offering price includes a sales charge for the Trust as set forth under "Essential Information", assuming all single transactions involve less than 10,000 Units. For single transactions involving 10,000 or more Units the sales charge is reduced (see "Public Offering of Units--Public Offering Price") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. Units of a Trust are offered at the Public Offering Price thereof. During the initial offering period, the Public Offering Price per Unit is equal to the aggregate of the offering side evaluations of the Securities in such Trust (as determined, pursuant to the terms of a contract with the Evaluator, by Muller Data Corporation, a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities), plus or minus a pro rata share of cash, if any, in the Principal account held or owned by such Trust plus accrued interest plus the applicable sales charge referred to in the tables below divided by the number of outstanding Units of such Trust. The Public Offering Price for secondary market transactions, on the other hand, is based on the aggregate bid side evaluations of the Securities in a Trust (also, currently, as determined by Muller Data Corporation), plus or minus cash, if any, in the Principal Account held or owned by such Trust, plus accrued interest plus a sales charge based upon the dollar weighted average maturity of such Trust. Investors who purchase Units through brokers or dealers pursuant to a current management agreement which by contract or operation of law does not allow such broker or dealer to earn an additional commission (other than any fee or commission paid for maintenance of such investor's account under the management agreement) on such transactions may purchase such Units at the current Public Offering Price net of the applicable broker or dealer concession. See "Public Offering of Units--Public Distribution of Units" below.

For the Insured Corporate Series, the sales charge per Unit will be reduced during the initial offering period pursuant to the following graduated scale:

                                     WEIGHTED AVERAGE YEARS TO MATURITY
                         -----------------------------------------------------------
                              7.5 TO 9.99           15 OR MORE
                         --------------------- ---------------------
                         PERCENT OF PERCENT OF PERCENT OF PERCENT OF
                          OFFERING  NET AMOUNT  OFFERING  NET AMOUNT
NUMBER OF UNITS            PRICE     INVESTED    PRICE     INVESTED
---------------          ---------- ---------- ---------- ----------
1 to 9,999 Units........    3.9%      4.058%      4.9%      5.152%
10,000 to 24,999 Units..    3.7       3.842       4.5       4.712
25,000 to 49,999 Units..    3.5       3.627       4.3       4.493
50,000 to 99,999 Units..    3.3       3.413       3.5       3.627
100,000 or more Units...    2.5       2.564       3.0       3.093

For the Tax-Exempt Portfolios, the sales charge per Unit will be reduced during the initial offering period pursuant to the following graduated scale:

                                                   WEIGHTED AVERAGE YEARS TO MATURITY*
                         ---------------------------------------------------------------------------------------
                               0 TO 7.49            7.5 TO 9.99           10 TO 14.99           15 OR MORE
                         --------------------- --------------------- --------------------- ---------------------
                         PERCENT OF PERCENT OF PERCENT OF PERCENT OF PERCENT OF PERCENT OF PERCENT OF PERCENT OF
                          OFFERING  NET AMOUNT  OFFERING  NET AMOUNT  OFFERING  NET AMOUNT  OFFERING  NET AMOUNT
NUMBER OF UNITS            PRICE     INVESTED    PRICE     INVESTED    PRICE     INVESTED    PRICE     INVESTED
---------------          ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1 to 9,999 Units........    3.0%      3.093%      3.9%      4.058%      4.2%      4.384%      4.9%      5.152%
10,000 to 24,999 Units..    2.8       2.881       3.7       3.842       4.0       4.167       4.5       4.712
25,000 to 49,999 Units..    2.6       2.669       3.5       3.627       3.8       3.950       4.3       4.493
50,000 to 99,999 Units..    2.5       2.564       3.3       3.413       3.5       3.627       3.5       3.627
100,000 or more Units...    2.0       2.041       2.7       2.775       2.8       2.881       3.0       3.093

---------------------
  * The Public Offering Price of the Insured New York Series 8 is calculated as if it has a 0 to 7.49 year weighted average life.

As indicated above, in connection with secondary market transactions the sales charge is based upon the dollar weighted average maturity of a Trust and is determined in accordance with the tables set forth below. For purposes of this computation, Securities will be deemed to mature on their expressed maturity dates unless: (a) the Securities have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Securities are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature. The effect of this method of sales charge computation will be that different sales charge rates will be applied to a Trust based upon the dollar weighted average maturity of such Trust's portfolio, in accordance with the following schedules.

For the Insured Corporate Series, in connection with secondary market transactions the sales charge per Unit will be reduced as set forth below:

                                                        SECONDARY
                                         ---------------------------------------
                                            DOLLAR WEIGHTED AVERAGE YEARS TO
                                                        MATURITY*
                                             4 TO 7.99 8 TO 14.99 15 OR MORE
                                         ---------------------------------------
                                             SALES CHARGE (PERCENT OF PUBLIC
      DOLLAR AMOUNT OF TRADE                         OFFERING PRICE)
      ----------------------             ---------------------------------------
      $1,000 to $99,999.................       3.50%      4.50%      5.50%
      $100,000 to $499,999..............       3.25       4.25       5.00
      $500,000 to $999,999..............       3.00       4.00       4.50
      $1,000,000 or more................       2.75       3.75       4.00

---------------------
* If the dollar weighted average maturity of a Trust Fund is from 1 to 3.99 years, the sales charge is 2% and 1.5% of the Public Offering Price for purchases of $1,000 to $249,999 and $250,000 or more, respectively.

For the Tax-Exempt Portfolios, in connection with secondary market transactions the sales charge per Unit will be reduced as set forth below:

                                                        SECONDARY
                                         ---------------------------------------
                                                   YEARS TO MATURITY*
                                         4 TO 7.99     8 TO 14.99     15 OR MORE
                                         --------- ------------------ ----------
                                           SALES CHARGE (% OF PUBLIC OFFERING
      AMOUNT OF INVESTMENT                               PRICE)
      --------------------               ---------------------------------------
      $1,000 to $99,999.................   3.50%          4.50%          5.50%
      $100,000 to $499,999..............   3.25           4.25           5.00
      $500,000 to $999,999..............   3.00           4.00           4.50
      $1,000,000 or more................   2.75           3.75           4.00

---------------------
* If the dollar weighted average maturity of the Trust Fund is from 1 to 3.99 years the sales charge is 2% and 1.5% of the Public Offering Price for purchases of $1,000 to $249,999 and $250,000 or more, respectively.

The reduced sales charges resulting from quantity discounts as shown on the tables above will apply to all purchases of Units on any one day by the same purchaser from the same Underwriter or dealer and for this purpose purchases of Units of a Trust Fund will be aggregated with concurrent purchases of Units of any other unit investment trust that may be offered by the Sponsor. Additionally, Units purchased in the name of a spouse or child (under 21) of such purchaser will be deemed to be additional purchases by such purchaser.

The reduced sales charges will also be applicable to a trust or other fiduciary purchasing for a single trust estate or single fiduciary account.

Unitholders of the various series of Kemper Insured Corporate Trust and Kemper Defined Funds Insured Corporate Series who meet the conditions in the next succeeding sentence may, during the primary offering period of a Corporate Income Series only, acquire Units of such Corporate Income Series at the reduced sales charge equivalent to purchases during the initial offering period of 100,000 or more Units. First, the special sales charge discount only applies to purchases acquired with funds received from distributions of unscheduled principal payments in connection with units issued in such series and, second, the minimum purchase must be at least $1,000.

The Sponsor intends to permit officers, directors and employees of the Sponsor and Evaluator and at the discretion of the Sponsor registered representatives of selling firms to purchase Units of a Trust without a sales charge, although a transaction processing fee may be imposed on such trades.

Had Units of a Trust been available for sale at the opening of business on the Initial Date of Deposit, the Public Offering Price would have been as shown under "Essential Information." The Public Offering Price per Unit of a Trust on the date of this Prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities and the amount of accrued interest on the Units. On the Initial Date of Deposit, pursuant to an exemptive order from the Securities and Exchange Commission, the Public Offering Price at which Units will be sold will not exceed the price determined as of the opening of business on the Initial Date of Deposit as shown under "Essential Information"; however, should the value of the underlying Securities decline, purchasers will, of course, be given the benefit of such lower price. The aggregate bid and offering side evaluations of the Securities shall be determined (a) on the basis of current bid or offering prices of the Securities, (b) if bid or offering prices are not available for any particular Security, on the basis of current bid or offering prices for comparable bonds, (c) by determining the value of Securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above.

The foregoing evaluations and computations shall be made as of the evaluation time stated under "Essential Information," on each business day commencing with the Initial Date of Deposit of the Securities, effective for all sales made during the preceding 24-hour period.

The interest on the Securities deposited in a Trust, less the related estimated fees and expenses, is estimated to accrue in the annual amounts per Unit set forth under "Essential Information." The amount of net interest income which accrues per Unit may change as Securities mature or are redeemed, exchanged or sold, or as the expenses of a Trust change or the number of outstanding Units of a Trust changes.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used on the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a Unitholder desires to have certificates representing Units purchased, such certificates will be delivered as soon as possible following his written request therefor. For information with respect to redemption of Units purchased, but as to which certificates requested have not been received, see "General Information--Redemption" below.

ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities generally is paid semi-annually (monthly in the case of Ginnie Maes, if any) although a Trust accrues such interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date.

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by the Trusts and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. While the Initial Public Offering Price of Units will be determined on the basis of the current offering prices of the Securities in a Trust, the redemption price per Unit (as well as the secondary market price per Unit) at which Units may be redeemed (see "General Information--Redemption") will be determined on the basis of the current bid prices of the Securities. As of the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit (based on the offering prices of the Securities in a Trust and including the sales charge) exceeded the redemption price at which Units could have been redeemed (based upon the current bid prices of the Securities in a Trust) by the amount shown under "Essential Information." Under current market conditions the bid prices for U.S. Treasury Obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. In the past, bid prices on securities similar to those in the Trust Funds have been lower than the offering prices thereof by as much as 5% or more of principal amount in the case of inactively traded bonds or as little as 1/2 of 1% in the case of actively traded bonds, but the difference between such offering and bid prices may be expected to average 3% to 4% of principal amount. For this reason, among others (including fluctuations in the market prices of the Securities and the fact that the Public Offering Price includes a sales charge), the amount realized by a Unitholder upon any redemption of Units may be less than the price paid for such Units.

PUBLIC DISTRIBUTION OF UNITS. The Sponsor intends to qualify the Units for sale in a number of states (except for an Insured State Trust or uninsured State Trust which will be qualified for sale only in the state for which such Trust is named). Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust Funds available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount shown in the tables below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Fund Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of a Trust and other unit investment trusts created by the Sponsor. The difference between the discount and the sales charge will be retained by the Sponsor.

For the Insured Corporate Series, the primary and secondary market concessions or agency commissions are as follows:

                                            PRIMARY MARKET
                         --------------------------------------------------------------
                                             VOLUME DISCOUNTS PER UNIT*
                                      -------------------------------------------------
                                       FIRM SALES       FIRM SALES       FIRM SALES
                           REGULAR       OR SALE          OR SALE          OR SALE
                         CONCESSION   ARRANGEMENTS     ARRANGEMENTS     ARRANGEMENTS
                          OR AGENCY     25,000 TO        50,000 TO       100,000 OR
                         COMMISSION      49,999           99,999            MORE
                         --------------------------------------------------------------
                                  WEIGHTED AVERAGE YEARS TO MATURITY
                                 15
                         7.5 TO  OR   7.5 TO   15 OR   7.5 TO   15 OR   7.5 TO   15 OR
NUMBER OF $10 UNITS       9.99  MORE   9.99    MORE     9.99    MORE     9.99    MORE
-------------------      ------ ----  -------  ------  -------  ------  -------  ------
1 to 9,999 Units........  2.70% 3.20%    2.80%   3.40%    2.80%   3.50%    2.90%   3.60%
10,000 to 24,999 Units..  2.50  3.20     2.60    3.30     2.60    3.40     2.70    3.50
25,000 to 49,999 Units..  2.30  3.10     2.40    3.20     2.40    3.20     2.50    3.30
50,000 to 99,999 Units..  2.20  2.40     2.30    2.50     2.30    2.50     2.40    2.50
100,000 or more Units...  1.50  2.00     1.60    2.10     1.60    2.10     1.60    2.10

--------------------
* Volume concessions of up to the amount shown can be earned as a marketing allowance at the discretion of the Sponsor during the initial one month period after the Initial Date of Deposit by firms who reach cumulative firm sales or sales arrangement levels of at least $250,000. After a firm has met the minimum $250,000 volume level, volume concessions may be given on all trades originated from or by that firm, including those placed prior to reaching the $250,000 level, and may continue to be given during the entire initial offering period. Firm sales of any primary market Insured Corporate trust series can be combined for the purposes of achieving the volume discount. Only sales through Kemper qualify for volume discounts and secondary purchases do not apply. Kemper Unit Investment Trusts reserves the right to modify or change those parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.

                                                    SECONDARY MARKET
                                         ---------------------------------------
                                                 DOLLAR WEIGHTED AVERAGE
                                                   YEARS TO MATURITY*
                                             4 TO 7.99 8 TO 14.99 15 OR MORE
                                         ---------------------------------------
                                                    DISCOUNT PER UNIT
      DOLLAR AMOUNT OF TRADE               (PERCENT OF PUBLIC OFFERING PRICE)
      ----------------------             ---------------------------------------
      $1,000 to $99,999.................       2.00%      3.00%      4.00%
      $100,000 to $499,999..............       1.75       2.75       3.50
      $500,000 to $999,999..............       1.50       2.50       3.00
      $1,000,000 or more................       1.25       2.25       2.50

--------------------
* If the dollar weighted average maturity of a Trust Fund is from 1 to 3.99 years, the concession or agency commission is 1.00% of the Public Offering Price.

For the Tax-Exempt Portfolios, the primary and secondary market concessions or agency commissions are as follows:

                                                      PRIMARY*
                                    --------------------------------------------
                                         WEIGHTED AVERAGE YEARS TO MATURITY
                                    0 TO 7.49 7.5 TO 9.99 10 TO 14.99 15 OR MORE
                                         ---------------------------------------
NUMBER OF UNITS                                  DISCOUNT PER UNIT
---------------                     --------------------------------------------
1 to 9,999 Units...................   $0.20      $0.27       $0.28      $0.32
10,000 to 24,999 Units.............   $0.19      $0.25       $0.27      $0.32
25,000 to 49,999 Units.............   $0.18      $0.23       $0.26      $0.32
50,000 to 99,999 Units.............   $0.17      $0.22       $0.25      $0.25
100,000 or more Units..............   $0.11      $0.17       $0.18      $0.20

---------------------
* The Primary Market Concession for the Insured New York Series 8 is calculated as if it has a 0 to 7.49 year weighted average life.

                                                        SECONDARY MARKET
                                                 -------------------------------
                                                      DOLLAR WEIGHT AVERAGE
                                                       YEARS TO MATURITY*
                                                 4 TO 7.99 8 TO 14.99 15 OR MORE
                                            ------------------------------------
                                                        DISCOUNT PER UNIT
                                                   (PERCENT OF PUBLIC OFFERING
      DOLLAR AMOUNT OF TRADE                                 PRICE)
      ----------------------                     -------------------------------
      $1,000 to $99,999.........................   2.00%      3.00%      4.00%
      $100,000 to $499,999......................   1.75       2.75       3.50
      $500,000 to $999,999......................   1.50       2.50       3.00
      $1,000,000 or more........................   1.25       2.25       2.50

---------------------
* If the dollar weighted average maturity of a Trust Fund is from 1 to 3.99 years, the concession or agency commission is 1.00% of the Public Offering Price.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

PROFITS OF SPONSOR AND UNDERWRITERS. In connection with Trusts other than a Tax-Exempt Portfolio, the Sponsor will receive gross sales charges equal to the percentage of the Offering Price of the Units of such Trusts stated under "Public Offering Price" and will pay a fixed portion of such sales charges to dealers and agents. As set forth under "The Tax-Exempt Portfolios-- Underwriting," the Underwriters of each Tax-Exempt Portfolio will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of such Trust Fund stated under "Public Offering Price" and the Sponsor will receive a fixed portion of such sales charges. In addition, the Sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to a Trust Fund, which is based on the offering side evaluation of the Securities. See "Portfolio" for each Trust. The Sponsor or Underwriters may also realize profits or losses with respect to Securities deposited in a Trust which were acquired from underwriting syndicates of which the Sponsor or any Underwriter was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The Sponsor and the Underwriters may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily evaluation of the Securities in a Trust.

  I
  N
  S
  U
  R
  E
  D

  C
  O
  R
  P
  O
  R
  A
  T
  E

  S
  E
  R
  I
  E
  S


THE INSURED CORPORATE SERIES

THE TRUST PORTFOLIO

Insured Corporate Series 7 was formed for the purpose of providing a high level of current income through investment in a fixed portfolio consisting primarily of intermediate term corporate debt obligations issued after July 18, 1984 by utility companies. There is, of course, no guarantee that the objective will be achieved.

Insured Corporate Series 8 was formed for the purpose of providing a high level of current income through investment in a fixed portfolio consisting primarily of long-term corporate debt obligations issued after July 18, 1984 by utility companies. There is, of course, no guarantee that the objective will be achieved.

The Trusts may be appropriate investment vehicles for investors who desire to participate in a portfolio of intermediate or long-term taxable fixed income securities issued primarily by public utilities with greater diversification than investors might be able to acquire individually. Diversification of the Trusts' assets will not eliminate the risk of loss always inherent in the ownership of securities. In addition, Bonds of the type deposited in the Trusts often are not available in small amounts.

The selection of Bonds for the Trusts was based largely upon the experience and judgment of the Sponsor. In making such selections the Sponsor considered the following factors: (a) the price of the Bonds relative to other issues of similar quality and maturity; (b) whether the Bonds were issued by a utility company; (c) the diversification of the Bonds as to location of issuer; (d) the income to the Unitholders of the Trusts; (e) whether the Bonds were insured or the availability and cost of insurance for the scheduled payment of principal and interest on the Bonds; (f) whether the Bonds were issued after July 18, 1984; (g) the stated maturity of the Bonds; and (h) the call provisions relating to the Bonds.

As of the Initial Date of Deposit, all of the Bonds in the Trusts' portfolios other than the U.S. Treasury obligations are rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Standard & Poor's. Standard & Poor's states that "bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and principal is extremely strong." Moody's Investors Service, Inc. states that bonds "which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge.' Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations." See "Insurance on the Bonds." Subsequent to the Initial Date of Deposit, a Bond may cease to be so rated. If this should occur, a Trust would not be required to eliminate the Bond from the Trust, but such event may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "General Information--Investment Supervision." The Trusts consist of that number of Bonds divided by type and concentrations, if any (and percentage of principal amount of the Trusts) as set forth in the following table.
                            INSURED CORPORATE SERIES

SERIES INFORMATION

                                                      SERIES 7       SERIES 8
                                                   -------------- --------------
Number of Obligations............................               6              6
Corporate Debt Obligations(1)(2).................               5              5
U.S. Government Obligations(2)...................               1              1
Corporate Debt Obligation Concentrations:
 State(2)........................................         NY(36%)        NY(33%)
 Area Concentrations(3)..........................  Northeast(76%) Northeast(33%)
Average life of the Bonds in the Trust(4)........       8.8 years     28.8 years
Percentage of "when, as and if issued" or
 "delayed delivery" Bonds purchased by the Trust.            None           None
Syndication(5)...................................            None           None

---------------------
(1) The Corporate Debt Obligations deposited in each Trust have been issued by public utility companies.
(2) The portfolio percentage in parenthesis represents the principal amount of such Bonds to the total principal amount of Bonds in the Trust. For a discussion of the risks associated with investments in the bonds of such issuers, see "Risk Factors" below.
(3) The percentage provided above represents the percentage of the Principal Amount of Bonds in a Trust that are concentrated in a specific region of the country. An adverse economic climate in a given area may affect an issuer's ability to make payment of principal and/or interest.
(4) The average life of the Bonds in a Trust is calculated based upon the stated maturities of the bonds in such Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The average life of the Bonds in a Trust may increase or decrease from time to time as Bonds mature or are called or sold.
(5) The Sponsor and/or affiliated Underwriters have participated as either the sole underwriter or manager or a member of underwriting syndicates from which approximately that percentage listed above of the aggregate principal amount of the Bonds in such Trust were acquired.
                            INSURED CORPORATE SERIES

KEMPER DEFINED FUNDS SERIES 35                                 INSURED CORPORATE
                                                                        SERIES 7

PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: JULY 12, 1995

                                                            RATINGS(2)
                                                         ----------------
 AGGREGATE                                                       STANDARD  REDEMPTION   COST OF BONDS
 PRINCIPAL    NAME OF ISSUER(1)(5)    COUPON   MATURITY  MOODY'S & POOR'S PROVISIONS(3)  TO TRUST(4)
------------------------------------------------------------------------------------------------------
            Public Service Electric
   $250,000  & Gas                    6.125%  08/01/2002   Aaa     AAA    Non-Callable   $  246,893
    250,000 Philadelphia Electric     6.500   05/01/2003   Aaa     AAA    Non-Callable      252,225
    250,000 Pacific Gas & Electric    6.250   03/01/2004   Aaa     AAA    Non-Callable      246,975
    250,000 New York Telephone        6.500   03/01/2005   Aaa     AAA    Non-Callable      251,775
    200,000 Niagara Mohawk Power      7.750   05/15/2006   Aaa     AAA    Non-Callable      212,560
     50,000 US Treasury Strips        0.000   05/15/2006                  Non-Callable       25,526(6)
 ----------                                                                              ----------
 $1,250,000                                                                              $1,235,954
 ==========                                                                              ==========

--------
See "Notes to Portfolios."
                            INSURED CORPORATE SERIES

KEMPER DEFINED FUNDS SERIES 35                                 INSURED CORPORATE
                                                                        SERIES 8

PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: JULY 12, 1995

                                                           RATINGS(2)
                                                        ----------------
 AGGREGATE                                                      STANDARD  REDEMPTION   COST OF BONDS
 PRINCIPAL    NAME OF ISSUER(1)(5)    COUPON  MATURITY  MOODY'S & POOR'S PROVISIONS(3)  TO TRUST(4)
-------------------------------------------------------------------------------------------------------
 $  300,000 Pacific Gas & Electric    8.250%  11/1/2022   Aaa     AAA    2002 @ 103.14 $     323,568
    250,000 Consolidated Edison       7.500   6/15/2023   Aaa     AAA    2003 @ 103.27       256,658
            Virginia Electric &
    300,000  Power                    8.250    3/1/2025   Aaa     AAA    2003 @ 103.48       328,932
    300,000 Texas Utilities           7.625    7/1/2025   Aaa     AAA    2003 @ 102.69       308,772
            New York Telephone Com-
    250,000  pany                     7.000   8/15/2025   Aaa     AAA    2003 @ 102.34       242,523
    125,000 US Treasury Strips        0.000   2/15/2022   Aaa     AAA     Non-Callable        21,024(6)
 ----------                                                                            -------------
 $1,525,000                                                                            $1,481,477.00
 ==========                                                                            =============

--------
See "Notes to Portfolios."
                            INSURED CORPORATE SERIES

NOTES TO PORTFOLIOS:

All Bonds in the Trusts except for any U.S. Treasury Obligations are insured only by MBIA Insurance Corporation. The insurance was obtained either directly by the issuer of the Bonds or by the Sponsor.
* These Bonds are "when, as and if issued" or "delayed delivery" and have expected settlement dates after the "First Settlement Date."
(1) Contracts to acquire Bonds were entered into by the Sponsor on July 11, 1995. All Bonds are represented by regular way contracts, unless otherwise indicted, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.
(2) All the Bonds in the Trusts except for the U.S. Treasury Obligations are insured by MBIA Insurance Corporation and therefore are rated AAA by Standard & Poor's and Aaa by Moody's. See "The Trust Portfolio" and "Insurance on the Bonds." Also, the Units of the Trusts are rated AAA by Standard & Poor's. (see "General Information--Rating of Units").
(3) There is shown under this heading the year in which each issue of Bonds is initially or currently redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par value. The prices at which the Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds.
(4) During the initial offering period, evaluations of Bonds are made on the basis of current offering side evaluations of the Bonds. The aggregate offering price is greater than the aggregate bid price of the Bonds, which is the basis on which the Redemption Price will be determined for purposes of redemption of Units after the initial offering period.
(5) Other information regarding the Bonds in the Trusts, at the opening of business on the Initial Date of Deposit, is as follows:

                                                            INSURED    INSURED
                                                           CORPORATE  CORPORATE
                                                            SERIES 7   SERIES 8
                                                           ---------- ----------
   Cost of Bonds to Sponsor............................... $1,231,328 $1,475,913
   Profit or (Loss) to Sponsor............................     $4,626     $5,564
   Annual Interest Income to Trust........................    $78,938   $108,625
   Bid Side Value of Bonds................................ $1,231,328 $1,475,913

  The Cost of Bonds to Sponsor and Profit or (Loss) to Sponsor reflect portfolio hedging transaction costs, hedging gains or losses, certain other carrying costs and the cost of insurance obtained by the Sponsor for individual Bonds, if any, prior to the date such Bonds are deposited in a Trust.
  "#" indicates that such Bond was issued at an original issue discount. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" below.
(6) This Bond has been purchased at a deep discount from the par value because there is little or not stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. 4.00% and 8.20% of the aggregate principal amount of the Bonds in Series 7 and Series 8, respectively, are "zero coupon" bonds.
                            INSURED CORPORATE SERIES

RISK FACTORS

Public Utility Issues

Certain of the Bonds in each Trust are obligations of public utility issuers. In general, public utilities are regulated monopolies engaged in the business of supplying light, water, power, heat, transportation or means of communication. Historically, the utilities industry has provided investors in securities issued by companies in this industry with high levels of reliability, stability and relative total return on their investments. However, an investment in either of the Trusts should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolios to make payments of principal and/or interest on such Bonds.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. Also, changes in certain accounting standards currently under consideration by the Financial Accounting Standards Board could cause significant write-downs of assets and reductions in earnings for many investor-owned utilities. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the on had, or suppliers, on the other.

Certain of the issuers of the Bonds in a Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remains present through completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plan anywhere, such as the accident at a plant in Chernobyl, U.S.S.R., could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.
                            INSURED CORPORATE SERIES

In view of the uncertainties discussed above, there can be no assurance that any bond issuer's share of the full cost of nuclear units under construction ultimately will be recovered in rates or of the extent to which a bond issuer could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on the financial condition or the results of operations or on a bond issuer's ability to make interest and principal payments on its outstanding debt.

Other general problems of the gas, water, telephone and electric utility industry (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuer of any utility Bonds in a Trust to make payments due on these Bonds.

In addition, the ability of state and local joint action power agencies to make payments on bonds they have issued is dependent in large part on payments made to them pursuant to power supply or similar agreements.

Courts in Washington and Idaho have held that certain agreements between Washington Public Power Supply System ("WPPSS") and the WPPSS participants are unenforceable because the participants did not have the authority to enter into the agreements. While these decisions are not specifically applicable to agreements entered into by public entities in other states, they may cause a reexamination of the legal structure and economic viability of certain projects financed by joint action power agencies, which might exacerbate some of the problems referred to above and possibly lead to legal proceedings questioning the enforceability of agreements upon which payment of these bonds may depend.

Business conditions of the telephone industry in general may affect the performance of a Trust. General problems of telephone companies include regulation of rates for service by the FCC and various state or other regulatory agencies. However, over the last several years regulation has been changing, resulting in increased competition. The new approach is more market oriented, more flexible and more complicated. For example, Federal and certain state regulators have instituted "price cap" regulation which couples protection of rate payers for basic services with flexible pricing for ancillary services. These new approaches to regulation could lead to greater risks as well as greater rewards for operating telephone companies such as those in the Trusts. Inflation has substantially increased the operating expenses and cost of plant required for growth, service, improvement and replacement of existing plant. Continuing cost increases, to the extent not offset by improved productivity and revenues from increased business,
                            INSURED CORPORATE SERIES
would result in a decreasing rate of return and a continuing need for rate increases. Although allowances are generally made in ratemaking proceedings for cost increases, delays may be experienced in obtaining the necessary rate increases and there can be no assurance that the regulatory agencies will grant rate increases adequate to cover operating and other expenses and debt service requirements. To meet increasing competition, telephone companies will have to commit substantial capital, technological and marketing resources. Telephone usage, and therefore revenues, could also be adversely affected by any sustained economic recession. New technology, such as cellular service and fiber optics, will require additional capital outlays. The uncertain outcomes of future labor agreements may also have a negative impact on the telephone companies. Each of these problems could adversely affect the ability of the telephone company issuers of any Bonds in a portfolio to make payments of principal and interest on their Bonds.

Zero Coupon U.S. Treasury Obligations

Certain of the Bonds in the Trusts may be "zero coupon" U.S. Treasury obligations. See footnote (6) in "Notes to Portfolios." Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

INSURANCE ON THE BONDS

All Bonds in the Trusts (other than U.S. Treasury obligations, if any) are insured as to the scheduled payment of interest and principal either by the issuer of the Bonds or by the Sponsor under a financial guaranty insurance policy obtained from MBIA Insurance Corporation ("MBIA Corporation"). See "Portfolios" and the Notes thereto. The premium for each such insurance policy has been paid in advance by such issuer or the Sponsor and each such policy is non-cancellable and will remain in force so long as the Bonds are outstanding and MBIA Corporation remains in business. No premiums for such insurance are paid by the Trusts. If MBIA Corporation is unable to meet its obligations under its policy or if the rating assigned to the claims-paying ability of MBIA Corporation deteriorates, no other insurer has any obligation to insure any issue adversely affected by either of these events.

The aforementioned insurance guarantees the scheduled payment of principal and interest on all of the Bonds in each Trust except for any U.S. Treasury obligations. It does not guarantee the market value of the Bonds or the value of the Units of the Trusts. This insurance is effective so long as the Bond is outstanding, whether or not held by a Trust. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds, but the exact effect, if any, of this insurance on such market value cannot be predicted.

MBIA Corporation is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA Corporation. MBIA Corporation, which commenced municipal bond insurance operations on January 5, 1987, is a limited liability corporation rather than a several liability association. MBIA Corporation is domiciled in the State
                            INSURED CORPORATE SERIES
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

of New York and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam.

As of March 31, 1995, MBIA Corporation had admitted assets of $3.5 billion (unaudited), total liabilities of $2.4 billion (unaudited), and total capital and surplus of $1.1 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, MBIA Corporation had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (Audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Standard & Poor's has rated the claims paying ability of MBIA Corporation "AAA." Copies of MBIA Corporation's financial statements prepared in accordance with statutory accounting practices are available from MBIA Corporation. The address of MBIA Corporation is 113 King Street, Armonk, New York, 10504.

Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, the Insurer acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of BIG, now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to the Insurer and the Insurer has reinsured BIG's net outstanding exposure.

Moody's Investors Service rates all bond issues insured by MBIA Corporation "Aaa" and short term loans "MIG 1," both designated to be of the highest quality. Standard & Poor's rates all new issues insured by MBIA Corporation "AAA."

Because the Bonds (other than U.S. Treasury obligations) are insured as to the scheduled payment of principal and interest and on the basis of the financial condition and the method of operation of MBIA Corporation, Standard & Poor's has assigned to the Trusts' Units its "AAA" investment rating. This is the highest rating assigned to securities by such rating agency. See "The Trust Portfolio." These ratings should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of the Trusts or the Units thereof. See Note (2) to "Notes to Portfolios."

Bonds in the Trusts for which insurance has been obtained by the issuer thereof or by the Sponsor from MBIA Corporation may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's or "Aaa" by Moody's Investors Service, Inc. In selecting Bonds for the portfolio of the Trusts, the Sponsor has applied the criteria hereinbefore described.

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

Each Trust is not an association taxable as a corporation for United States Federal income tax purposes.

Each Unitholder will be considered the owner of a pro rata portion of each of the Trust assets for Federal income tax purposes under Subpart E, Subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "Code"). Each Unitholder will be considered to have received his pro rata share of interest derived from each Trust asset when such interest is received by such Trust. Each Unitholder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his
                            INSURED CORPORATE SERIES
interest in any Bonds held by a Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

Each Unitholder will have a taxable event when a Bond is disposed of (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. The cost of the Units to a Unitholder on the date such Units are purchased is allocated among the Bonds held in a Trust (in accordance with the proportion of the fair market values of such Bonds) in order to determine his tax basis for his pro rata portion in each Bond. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Bonds delivered after the date the Unitholders pay for their Units and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds, gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Bond which was issued with original issue discount (including the U.S. Treasury obligations) must be increased by the amount of accrued original issue discount and the basis of each Unit and of each Bond which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. The U.S. Treasury obligations held by a Trust are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "Regulation") issued on December 28, 1992, that the amount of original issue discount determined under Section 1286 of the Code is not less than a "de minimis" amount as determined thereunder (as discussed below under "Original Issue Discount"). Because the U.S. Treasury obligations represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial cost for his pro rata portion of each U.S. Treasury obligation held by the Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for Federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the Bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the U.S. Treasury obligations held by a Trust as such original issue discount accrues and will, in general, be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a "de minimis" amount as determined under the Regulation. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the U.S. Treasury obligations, this method will generally result in an increasing amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by each Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly to him, subject to the following limitation. It should be noted that as a result of the Tax Reform Act of 1986 (the "Act"), certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual
                            INSURED CORPORATE SERIES
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

only to the extent they exceed 2% of such individual's adjusted gross income. Temporary regulations have been issued which require Unitholders to treat certain expenses of each Trust as miscellaneous itemized deductions subject to this limitation.

Acquisition Premium. If a Unitholder's tax basis of his pro rata portion in any Bonds held by a Trust exceeds the amount payable by the issuer of the Bond with respect to such pro rata interest upon the maturity of the Bond, such excess would be considered "acquisition premium" which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code. Unitholders should consult their tax advisers regarding whether such election should be made and the manner of amortizing acquisition premium.

Original Issue Discount. Certain of the Bonds of a Trust may have been acquired with "original issue discount." In the case of any Bonds of the Trust acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code or in the case of the U.S. Treasury obligations as specified in the Regulation, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Bonds are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Bonds. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

Special original issue discount rules apply if the purchase price of the Bond by a Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Unitholders should also consult their tax advisers regarding these special rules. Similarly these special rules would apply to a Unitholder if the tax basis of this pro rata portion of a Bond issued with original issue discount exceeds his pro rata portion of its adjusted issue price.

Market Discount. If a Unitholder's tax basis in his pro rata portion of Bonds is less than the allocable portion of such Bond's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method. The market discount rules do not apply to the U.S. Treasury obligations because they are stripped debt instruments subject to special original issue discount rules as discussed above. Unitholders should consult their tax advisers as to the amount of market discount which accrues.

Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Bonds, on the sale, maturity or disposition of such Bonds by each Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.
                            INSURED CORPORATE SERIES

Computation of the Unitholder's Tax Basis. The tax basis of a Unitholder with respect to his interest in a Bond is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Bonds held by each Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized acquisition premium which the Unitholder has properly elected to amortize under
Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of each Trust.

Recognition of Taxable Gain or Loss Upon Disposition of Obligations by the Trust or Disposition of Units. A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in a Bond is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor. Any gain recognized on a sale or exchange and not constituting a realization of accrued "market discount," and any loss will, under current law, generally be capital gain or loss except in the case of a dealer or financial institution. As previously discussed, gain realized on the disposition of the interest of a Unitholder in any Bond deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of a Bond by each Trust or the disposition of Units by a Unitholder will be short-term capital gain or loss unless the Unitholder has held his Units for more than one year in which case such capital gain or loss will be long-term. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28 percent. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of all of the Bonds represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed. The tax cost reduction requirements of the Code relating to amortization of bond premium may under some circumstances, result in the Unitholder realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains would remain subject to a 28 percent maximum stated rate for taxpayers other than corporations. Because some of all capital gains would be taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Foreign Investors. A Unitholder of a Trust who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will not be subject to United States federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Bond or the sale of his Units provided that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the interest is United States source income (which is the case for most securities issued by United States issuers), the Bond is issued after July 18, 1984 (which is the case for each Bond held by the
                            INSURED CORPORATE SERIES

Trust), the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Bond and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Bond, (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year and (iv) the foreign investor provides all certification which may be required of his status. Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

It should be noted that the Tax Act includes a provision which eliminates the exemption from United States taxation, including withholding taxes, for certain "contingent interest." The provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

General. Each Unitholder (other than a foreign investor who has properly provided the certifications described in the preceding paragraph) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by each Trust to such Unitholder will be subject to back-up withholding.

The foregoing discussion relates only to United Stated Federal income taxes; Unitholders may be subject to state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unitholders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units.

TAX REPORTING AND REALLOCATION

Because each Trust receives interest and makes monthly distributions based upon such Trust's expected total collections of interest and any anticipated expenses, certain tax reporting consequences may arise. Each Trust is required to report Unitholder information to the Internal Revenue Service ("IRS"), based upon the actual collection of interest by such Trust on the securities in such Trust, without regard to such Trust's expenses or to such Trust's payments to Unitholders during the year. If distributions to Unitholders exceed interest collected, the difference will be reported as a return of principal which will reduce a Unitholder's cost basis in its Units (and its pro rata interest in the securities in the Trust). A Unitholder must include in taxable income the amount of income reported by a Trust to the IRS regardless of the amount distributed to such Unitholder. If a Unitholder's share of taxable income exceeds income distributions made by a Trust to such Unitholder, such excess is in all likelihood attributable to the payment of miscellaneous expenses of such Trust which will not be deductible by an individual Unitholder as an itemized deduction except to the extent that the total amount of certain itemized deductions, such as investment expenses (which would include the Unitholder's share of Trust expenses), tax return preparation fees and employee business expenses, exceeds 2% of such Unitholder's adjusted gross income. Alternatively, in certain cases, such excess may represent an increase in the Unitholder's tax basis in the Units owned. Investors with questions regarding these issues should consult with their tax advisers.
                            INSURED CORPORATE SERIES

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated distributions of interest and principal to Unitholders. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying Bonds prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change actual distributions will vary.

KEMPER DEFINED FUNDS
INSURED CORPORATE SERIES 7

Monthly

                                   ESTIMATED    ESTIMATED    ESTIMATED
                                    INTEREST    PRINCIPAL      TOTAL
               DATES              DISTRIBUTION DISTRIBUTION DISTRIBUTION
    ----------------------------  ------------ ------------ ------------
    Aug 15, 1995                    $0.02364                  $0.02364
    Sep 15, 1995 to Jul 15, 2002     0.05066                   0.05066
    Aug 15, 2002                     0.05066     $2.00000      2.05066
    Sep 15, 2002 to Apr 15, 2003     0.04086                   0.04086
    May 15, 2003                     0.04086      2.00000      2.04086
    Jun 15, 2003 to Feb 15, 2004     0.03036                   0.03036
    Mar 15, 2004                     0.03036      2.00000      2.03036
    Apr 15, 2004 to Feb 15, 2005     0.02036                   0.02036
    Mar 15, 2005                     0.02036      2.00000      2.02036
    Apr 15, 2005 to May 15, 2006     0.00986                   0.00986
    Jun 15, 2006                     0.00469      2.00000      2.00469

KEMPER DEFINED FUNDS
INSURED CORPORATE SERIES 8

Monthly

                                    ESTIMATED    ESTIMATED    ESTIMATED
                                     INTEREST    PRINCIPAL      TOTAL
                DATES              DISTRIBUTION DISTRIBUTION DISTRIBUTION
    -----------------------------  ------------ ------------ ------------
    Aug 15, 1995                     $0.02674                  $0.02674
    Sep 15, 1995 to Feb 15, 2022      0.05731                   0.05731
    Mar 15, 2022                      0.05731     $0.81967      0.87698
    Apr 15, 2022 to Oct 15, 2022      0.05751                   0.05751
    Nov 15, 2022                      0.05751      1.96721      2.02472
    Dec 15, 2022 to June 15, 2023     0.04441                   0.04441
    Jul 15, 2023                      0.03928      1.63934      1.67862
    Aug 15, 2023 to Feb 15, 2025      0.03451                   0.03451
    Mar 15, 2025                      0.03451      1.96721      2.00172
    Apr 15, 2025 to Jun 15, 2025      0.02141                   0.02141
    Jul 15, 2025                      0.02141      1.96721      1.98852
    Aug 15, 2025                      0.00931                   0.00931
    Sep 15, 2025                      0.00453      1.63934      1.64387

                            INSURED CORPORATE SERIES

  T
  A
  X

  E
  X
  E
  M
  P
  T

  P
  O
  R
  T
  F
  O
  L
  I
  O
  S


THE TAX-EXEMPT PORTFOLIOS

THE TRUST PORTFOLIO

The Tax-Exempt Portfolios may be appropriate investment vehicles for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, Municipal Bonds of the type deposited in the Tax-Exempt Portfolios are often not available in small amounts.

The selection of Municipal Bonds for each Trust was based largely upon the experience and judgment of the Sponsor. In making such selections the Sponsor considered the following factors: (a) Standard & Poor's or Moody's ratings of the Municipal Bonds; (b) the price of the Municipal Bonds relative to other issues of similar quality and maturity; (c) the diversification of the Municipal Bonds as to purpose of issue; (d) the income to the Unitholders of the Trust; (e) in the case of Insured Trust Funds whether such Bonds were insured or the availability and cost of insurance for the scheduled payment of principal and interest on the Municipal Bonds; and (f) the dates of maturity of the Bonds.

All of the Municipal Bonds in each Trust Fund's portfolio are rated in the category "BBB" or better (including provisional or conditional ratings) by Standard & Poor's or "Baa" or better by Moody's. See "Portfolio" for each Tax-Exempt Portfolio.

All Municipal Bonds deposited in the Trust Funds on the Initial Date of Deposit were represented by purchase contracts assigned to the Trustee together with cash, cash equivalents or irrevocable letters of credit issued by a major commercial bank in the amounts necessary to complete the purchase thereof. Each Trust consists of that number of Municipal Bonds divided by purpose of issues (and percentage of principal amount of such Trust) as set forth in the following table.

SERIES INFORMATION

                                                INSURED    INSURED    INSURED
                                                NATIONAL  CALIFORNIA  NEW YORK
                                               SERIES 16  SERIES 19   SERIES 8
                                               ---------- ---------- ----------
Number of Obligations......................... 10          7          8
Territorial Obligations (1)................... --         --         --
General Obligation Bonds (2)(3)...............  1(12%)     2(33%)     2(14%)
Revenue Bonds (4)(3)..........................  9(88%)     5(67%)     6(86%)
Revenue Bond Concentrations (3):
 Correctional Facilities......................  1(13%)    --         --
 Excise Tax Revenue........................... --         --         --
 Sales Tax Revenue............................ --         --         --
 Electric Systems.............................  1(12%)    --          1(20%)
 Utilities.................................... --         --         --
 Hospital.....................................  2(17%)     2(29%)    --
 Pollution Control............................ --         --         --
 Lease Revenue................................  1(8%)      1(16%)    --
 Education.................................... --         --         --
 Wastewater................................... --         --         --
 Water & Sewer................................  2(19%)     2(22%)     3(41%)
 Transportation............................... --         --         --
 Tollroad..................................... --         --          2(25%)
 Miscellaneous................................  2(19%)    --         --
Average life of the Municipal Bonds in the
 Trust (5).................................... 28.5 years 26.8 years  7.7 years
Percentage of "when, as and if issued" or
 "delayed delivery" Bonds purchased by the
 Trust........................................ 13%        32%        25%
Syndication (6)............................... None       None       None

                             TAX-EXEMPT PORTFOLIOS

---------------------
(1) Municipal Bonds issued by Territories of the United States (which term includes the Commonwealth of Puerto Rico and the District of Columbia) generally receive the same tax exempt treatment for both state and Federal tax purposes as Municipal Bonds issued by political entities in the named State Trust. See "State Risk Factors and State Tax Status" for each Trust.
(2) General obligation bonds are general obligations of governmental entities and are backed by the taxing powers of such entities.
(3) The portfolio percentage in parenthesis represents the principal amount of such Bonds to the total principal amount of Bonds in the Trust. For a discussion of the risk associated with investments in the bonds of such issuers, see "Municipal Bond Risk Factors" below.
(4) Revenue bonds are payable from the income of a specific project or authority and are not supported by an issuer's power to levy taxes.
(5) The average life of the Bonds in a Trust is calculated based upon the stated maturities of the Bonds in such Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The average life of the Bonds in a Trust may increase or decrease from time to time as Bonds mature or are called or sold.
(6) The Sponsor and/or affiliated Underwriters have participated as either the sole underwriter or manager or a member of underwriting syndicates from which approximately that percentage listed above of the aggregate principal amount of the Bonds in such Trust were acquired.
TE-2
                             TAX-EXEMPT PORTFOLIOS

TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES

As of the date of this Prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1995. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes, and have been rounded to the nearest 1/10 of 1%. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $114,700. The tables do not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Federal Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

NATIONAL

 TAXABLE INCOME ($1,000'S)                TAX-EXEMPT ESTIMATED CURRENT RETURN
----------------------------             -------------------------------------------
                                          4     5%    5     6%     6     7%      7
                                         1/2%        1/2%        1/2%          1/2%
  SINGLE         JOINT                       EQUIVALENT TAXABLE ESTIMATED
  RETURN         RETURN      TAX BRACKET            CURRENT RETURN
  ------         ------      ----------- -------------------------------------------
  $     0-
     23.35    $     0- 39.00    15.0%    5.29% 5.88% 6.47% 7.06%  7.65%  8.24%  8.82%
    23.35-
     56.55      39.00- 94.25    28.0     6.25  6.94  7.64  8.33   9.03   9.72  10.42
    56.55-
    117.95      94.25-143.60    31.0     6.52  7.25  7.97  8.70   9.42  10.14  10.87
   117.95-
    256.50     143.60-256.50    36.0     7.03  7.81  8.59  9.38  10.16  10.94  11.72
      Over
    256.50       Over 256.50    39.6     7.45  8.28  9.11  9.93  10.76  11.59  12.42

CALIFORNIA

 TAXABLE INCOME ($1,000'S)                 TAX-EXEMPT ESTIMATED CURRENT RETURN
----------------------------              --------------------------------------------
                                           4%    4     5%     5     6%      6     7%
                                                1/2%        1/2%          1/2%
  SINGLE         JOINT                         EQUIVALENT TAXABLE ESTIMATED
  RETURN         RETURN      TAX BRACKET*             CURRENT RETURN
  ------         ------      ------------ --------------------------------------------
  $     0-
     23.35    $     0- 39.00     20.1%    5.01% 5.63% 6.26%  6.88%  7.51%  8.14%  8.76%
    23.35-
     56.55      39.00- 94.25     34.7     6.13  6.89  7.66   8.42   9.19   9.95  10.72
                94.25-143.60     37.4     6.39  7.19  7.99   8.79   9.58  10.38  11.18
    56.55-
    117.95                       37.9     6.44  7.25  8.05   8.86   9.66  10.47  11.27
   117.95-
    214.93     143.60-256.50     42.4     6.94  7.81  8.68   9.55  10.42  11.28  12.15
   214.93-
    256.50                       43.0     7.02  7.89  8.77   9.65  10.53  11.40  12.28
               256.50-429.86     45.6     7.35  8.27  9.19  10.11  11.03  11.95  12.87
      Over
    256.50       Over 429.86     46.2     7.43  8.36  9.29  10.22  11.15  12.08  13.01

                             TAX-EXEMPT PORTFOLIOS

--------
*The State tax rates assumed take into account recent adjustments of tax brackets based on changes in the Consumer Price Index. The table reflects California income tax laws that increase State income tax rates for high income taxpayers. However, the table does not reflect the limitation on itemized deductions and the phase out of the benefit of the personal exemption credit and the dependent exemption credit that are imposed by the California income tax laws in a manner similar to Federal tax law.

NEW YORK

 TAXABLE INCOME ($1,000'S)                 TAX-EXEMPT ESTIMATED CURRENT RETURN
----------------------------              --------------------------------------------
                                           4     5%    5     6%      6     7%      7
                                          1/2%        1/2%         1/2%          1/2%
  SINGLE         JOINT                         EQUIVALENT TAXABLE ESTIMATED
  RETURN         RETURN      TAX BRACKET*             CURRENT RETURN
  ------         ------      ------------ --------------------------------------------
  $     0-
     23.35    $     0- 39.00     21.5%    5.73% 6.37% 7.01%  7.64%  8.28%  8.92%  9.55%
    23.35-
     56.55      39.00- 94.25     33.5     6.77  7.52  8.27   9.02   9.77  10.53  11.28
    56.55-
    117.95      94.25-143.60     36.2     7.05  7.84  8.62   9.40  10.19  10.97  11.76
   117.95-
    256.50     143.60-256.50     40.9     7.61  8.46  9.31  10.15  11.00  11.84  12.69
      Over
    256.50       Over 256.50     44.2     8.06  8.96  9.86  10.75  11.65  12.54  13.44

--------
*Combined Federal and State tax bracket was computed assuming that the investor is not subject to local income taxes, such as New York City taxes. Should a Unitholder reside in a locality which imposes an income tax, the Unitholder's equivalent taxable estimated current return would be greater than the equivalent taxable estimated current returns indicated in the table. The table does not reflect the recent enactment of a New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal state income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000. In addition, the table does not reflect the amendments to the New York State income tax law that imposes limitations on the deductibility of itemized deductions. The application of the New York State limitation on itemized deductions may result in a higher combined Federal, State and local tax rate than indicated in the table. The table assumes for this purpose that a taxpayer's New York State adjusted income equals his Federal adjusted gross income.

NEW YORK STATE AND CITY

 TAXABLE INCOME ($1,000'S)                  TAX-EXEMPT ESTIMATED CURRENT RETURN
----------------------------              ---------------------------------------------
                                           4     5%     5     6%      6     7%      7
                                          1/2%        1/2%          1/2%          1/2%
  SINGLE         JOINT                         EQUIVALENT TAXABLE ESTIMATED
  RETURN         RETURN      TAX BRACKET*             CURRENT RETURN
  ------         ------      ------------ ---------------------------------------------
  $     0-
     23.35    $     0- 39.00     25.2%    6.02% 6.68%  7.35%  8.02%  8.69%  9.36% 10.03%
    23.35-
     56.55      39.00- 94.25     36.6     7.10  7.89   8.68   9.46  10.25  11.04  11.83
    56.55-
    117.95      94.25-143.60     39.3     7.41  8.24   9.06   9.88  10.71  11.53  12.36
   117.95-
    256.50     143.60-256.50     43.7     7.99  8.88   9.77  10.66  11.55  12.43  13.32
      Over
    256.50       Over 256.50     46.9     8.47  9.42  10.36  11.30  12.24  13.18  14.12

--------
*Combined Federal, State and City tax bracket was computed assuming that the investor is subject to New York City taxes. The table does not reflect the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal State income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000. In addition, the tables does not reflect the amendments to the New York State income tax law that impose limitations on the deductibility of itemized deductions. The application of the New York State supplemental income tax and limitation on itemized deductions may result in a higher combined Federal, State and local tax rate than indicated in the table.
TE-4
                             TAX-EXEMPT PORTFOLIOS

KEMPER DEFINED FUNDS SERIES 35                                  INSURED NATIONAL
                                                                       SERIES 16

PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: JULY 12, 1995

                NAME OF ISSUER, TITLE,
                     COUPON RATE
                     AND MATURITY
                     DATE OF BOND
                    REPRESENTED BY
 AGGREGATE      SPONSOR'S CONTRACTS TO               REDEMPTION    COST OF BONDS
 PRINCIPAL       PURCHASE BONDS(1)(5)    RATING(2)  PROVISIONS(3)   TO TRUST(4)
--------------------------------------------------------------------------------
 $  315,000    San Mateo County             AAA    2004 @ 102         $308,656
                (California) Joint                 2015 @ 100 S.F.
                Powers Financing
                Authority, Lease
                Revenue Bonds, (San
                Mateo County Health
                Center), 1994 Series A
                (FSA Insured), 5.75%
                Due 7/15/2022
    250,000    The Metropolitan Water       AAA    2005 @ 102          245,040
                District of Southern               2016 @ 100 S.F.
                California, Water
                Revenue Bonds, 1995
                Series A (MBIA
                Insured), 5.75% Due
                7/1/2021
    500,000    Municipal Electric           AAA    2004 @ 100          473,200
                Authority of Georgia,
                Power Revenue Bonds,
                Series EE (AMBAC
                Insured), 5.5% due
                1/1/2026
    500,000    Village of Franklin          AAA    2004 @ 102          471,870
                Park, Cook County,                 2017 @ 100 S.F.
                Illinois, General
                Obligation Refunding
                Bonds (Alternative
                Revenue Source) Series
                1993 (AMBAC Insured),
                5.5% Due 7/1/2022
    500,000(S) New Mexico Finance           AAA    2005 @ 100          503,660
                Authority, Public                  2016 @ 100 S.F.
                Project Revolving Fund
                Revenue Bonds, Series
                1995A (AMBAC Insured),
                6% Due 6/1/2023
    250,000    Rhode Island Depositors      AAA    2003 @ 100          228,505
                Economic Protection                2018 @ 100 S.F.
                Corporation, Special
                Obligation Refunding
                Bonds, 1992 Series B
                (MBIA Insured), 5.25%
                Due 8/1/2021
    500,000    Coastal Water Authority      AAA    2005 @ 100          501,895
                (Texas) Contract
                Revenue Bonds, Series
                1995 (City of Houston
                Projects) (CAP G
                Insured), 5.95% Due
                12/15/2025
    500,000    Riverside (Virginia)         AAA    2005 @ 102          504,230
                Regional Jail                      2015 @ 100 S.F.
                Authority, Jail
                Facility Revenue
                Bonds, Series 1995
                (MBIA Insured), 6% Due
                7/1/2025
    500,000    Vermont Educational and      AAA    2005 @ 102          473,935
                Health Buildings                   2016 @ 100 S.F.
                Financing Agency,
                Hospital Revenue Bonds
                (Southwestern Vermont
                Medical Center
                Project), Series 1995
                (FSA Insured), 5.625%
                Due 10/1/2025
    185,000    Wisconsin Health and         AAA    2005 @ 102          183,194
                Educational Facilities
                Authority, Health
                Facilities Revenue
                Bonds (SSM Health Care
                Projects), Series
                1995A (MBIA Insured),
                5.875% Due 6/1/2020
 ----------                                                         ----------
 $4,000,000                                                         $3,894,185
 ==========                                                         ==========

--------
See "Notes to Portfolios."

                             TAX-EXEMPT PORTFOLIOS

KEMPER DEFINED FUNDS SERIES 35                                INSURED CALIFORNIA
                                                                       SERIES 19

PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: JULY 12, 1995

                NAME OF ISSUER, TITLE,
               COUPON RATE AND MATURITY
                     DATE OF BOND
               REPRESENTED BY SPONSOR'S
 AGGREGATE       CONTRACTS TO PURCHASE                REDEMPTION    COST OF BONDS
 PRINCIPAL            BONDS(1)(5)         RATING(2)  PROVISIONS(3)   TO TRUST(4)
---------------------------------------------------------------------------------
 $  420,000    California Health             AAA    2004 @ 102       $  372,620
                Facilities Authority,               2015 @ 100 S.F.
                Insured Health Facility
                Refunding Revenue Bonds
                (Catholic Healthcare
                West) 1994 Series B
                (AMBAC Insured), 5% Due
                7/1/2021
    450,000    Certificates of               AAA    2004 @ 102          425,273
                Participation (1994                 2011 @ 100 S.F.
                Water Facilities
                Projects) Evidencing
                Proportionate Interests
                of the Owners Thereof
                in Installment Payments
                to be Made by Cucamonga
                County Water District
                (San Bernardino County,
                California) (FGIC
                Insured), 5.45% Due
                9/1/2023
    500,000(S) Certificates of               AAA    2005 @ 102          469,880
                Participation                       2016 @ 100 S.F.
                Evidencing
                Proportionate Interests
                of the Holders Thereof
                in Installment Payments
                to be Paid by the
                California Statewide
                Communities Development
                Authority, Sutter
                Health Obligated Group
                (MBIA Insured), 5.50%
                Due 8/15/2022
    500,000(S) Pleasanton Unified            AAA    2007 @ 102          504,710
                School District,
                Alameda County,
                California, 1995
                General Obligation
                Bonds, Series J (FGIC
                Insured), 6% Due
                8/1/2019
    500,000    San Mateo County              AAA    2004 @ 102          489,930
                (California), Joint                 2015 @ 100 S.F.
                Powers Financing
                Authority, Lease
                Revenue Bonds (San
                Mateo County Health
                Center), 1994 Series A
                (FSA Insured), 5.75%
                Due 7/15/2022
    500,000    State of California,          AAA    2004 @ 102          503,995
                Various Purpose General             2021 @ 100 S.F.
                Obligation Bonds (MBIA
                Insured), 6% Due
                8/1/2024
    250,000    The Metropolitan Water        AAA    2005 @ 102          245,040
                District of Southern                2016 @ 100 S.F.
                California, Water
                Revenue Bonds, 1995
                Series A (MBIA
                Insured), 5.75% Due
                7/1/2021
 ----------                                                          ----------
 $3,120,000                                                          $3,011,448
 ==========                                                          ==========

--------
See "Notes to Portfolios."
TE-6
                             TAX-EXEMPT PORTFOLIOS

KEMPER DEFINED FUNDS SERIES 35                                  INSURED NEW YORK
                                                                        SERIES 8

PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: JULY 12, 1995

                NAME OF ISSUER, TITLE,
                     COUPON RATE
                     AND MATURITY
                     DATE OF BOND
                    REPRESENTED BY
 AGGREGATE      SPONSOR'S CONTRACTS TO              REDEMPTION   COST OF BONDS
 PRINCIPAL       PURCHASE BONDS(1)(5)    RATING(2) PROVISIONS(3)  TO TRUST(4)
------------------------------------------------------------------------------
 $  250,000    Buffalo Municipal Water      AAA    Non-Callable   $  248,893
                Finance Authority (New
                York), Water System
                Revenue Bonds, Series
                1995 (FGIC Insured),
                4.625% Due 7/1/2002
    270,000(X) Buffalo Municipal Water      AAA    Non-Callable      270,000
                Finance Authority (New
                York), Water System
                Revenue Bonds, Series
                1995 (FGIC Insured),
                4.8% Due 7/1/2003
    250,000    County of Suffolk, New       AAA    Non-Callable      249,258
                York, General
                Obligation (Serial)
                Refunding Bonds,
                Series F (FGIC
                Insured), 4.6% Due
                7/15/2002
    130,000(S) New York State Thruway       AAA    Non-Callable      130,000
                Authority, Highway and
                Bridge Trust Fund
                Bonds, Series 1995A
                (MBIA Insured), 4.9%
                Due 4/1/2003
    100,000    Town of Brunswick,           AAA    Non-Callable      100,648
                Rensselaer County, New
                York, General
                Obligations (FSA
                Insured), 4.9% Due
                6/15/2003
 500,000(X)(S) New York State Thruway       AAA    Non-Callable      501,205
                Authority, Highway and
                Bridge Trust Fund
                Bonds, Series 1995A
                (AMBAC Insured), 4.75%
                Due 4/1/2001
    500,000    Power Authority of the       AAA    2003 @ 102        494,375
                State of New York,
                General Purpose Bonds,
                Series CC (MBIA
                Insured), 4.8% Due
                1/1/2005
    500,000    Suffolk County               AAA    Non-Callable      487,960
                Industrial Development
                Agency, (Suffolk
                County, New York),
                Suffolk County
                Southwest Sewer System
                Revenue Bonds, Series
                1994 (FGIC Insured),
                4.7% Due 2/1/2004
 ----------                                                       ----------
 $2,500,000                                                       $2,482,339
 ==========                                                       ==========

--------
See "Notes to Portfolios."

                             TAX-EXEMPT PORTFOLIOS

NOTES TO PORTFOLIO:

All insured Bonds in the Trust Funds are insured only by the insurer indicated in the description. The insurance was obtained directly by the issuer of the Bonds or by the Sponsor.
(P) This Bond was issued at an original issue discount.The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status."
(S) These Municipal Bonds are "when, as and if issued" or "delayed delivery" and have expected settlement dates after the "First Settlement Date." Interest on these Bonds begins accruing to the benefit of Unitholders on the date of delivery.
(X) This Bond is of the same issue as another Bond in the Trust.
(D) This issue of Bonds is secured by, and payable from, escrowed U.S. Government securities.
(1) Contracts to acquire Municipal Bonds were entered into by the Sponsor between June 30, 1995 and July 11, 1995. All Bonds are represented by regular way contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.
(2) The ratings have been provided by Muller Data Corporation as reported to Muller Data Corporation by the respective rating agencies. All ratings represent Standard & Poor's ratings unless marked with the symbol "*" in which case the rating represents a Moody's Investors Service, Inc. rating. A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Appendix: Description of Ratings" or under "General Information--Rating of Units." A rating marked by "[_]" is contingent upon Standard & Poor's receiving final documentation from the insurer.
(3) There is shown under this heading the year in which each issue of Municipal Bonds is initially redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par value. The prices at which the Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to the Trust. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. "S.F." indicates that a sinking fund is established with respect to an issue of Municipal Bonds.
(4) During the initial offering period, evaluations of Municipal Bonds are made on the basis of current offering side evaluations of the Municipal Bonds. The aggregate offering price is greater than the aggregate bid price of the Municipal Bonds, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period.
(5) Other information regarding the Municipal Bonds in the Trust Funds, at the opening of business on the Initial Date of Deposit, is as follows:

                                                INSURED    INSURED    INSURED
                                                NATIONAL  CALIFORNIA  NEW YORK
                                               SERIES 16  SERIES 19   SERIES 8
                                               ---------- ---------- ----------
   Cost of Bonds to Sponsor................... $3,882,877 $2,943,781 $2,479,610
   Profit or (Loss) to Sponsor................    $11,308    $67,667     $2,729
   Annual Interest Income to Trust............   $229,356   $176,150   $118,543
   Bid Side Value of Bonds.................... $3,873,185 $2,995,847 $2,474,838

  Neither Cost of Bonds to Sponsor nor Profit or (Loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates but such amounts reflect portfolio hedging transaction costs, hedging gains or losses, certain other carrying costs and the cost of insurance obtained by the Sponsor, if any, prior to the Initial Date of Deposit for individual Bonds.

TE-8
                             TAX-EXEMPT PORTFOLIOS

MUNICIPAL BOND RISK FACTORS

Certain of the Bonds in the Trust Funds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Trust Funds, both within a particular classification and between classifications, depending on numerous factors.

Certain of the Bonds in the Trust Funds may be obligations of issuers whose revenues are derived from services provided by hospitals and other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service will be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management's capabilities, economic developments in the service area, competition, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, and government regulation. Federal legislation has been enacted which implements a system of prospective Medicare reimbursement which may restrict the flow of revenues to hospitals and other facilities which are reimbursed for services provided under the Medicare program. Future legislation or changes in the areas noted above, among other things, would affect all hospitals to varying degrees and, accordingly, any adverse changes in these areas may affect the ability of such issuers to make payments of principal and interest on Municipal Bonds held in the portfolios of the Trust Funds. Such adverse changes also may affect the ratings of the Municipal Bonds held in the portfolios of the Trust Funds.

Certain of the Bonds in the Trust Funds may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these Bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such Bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such Bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the Bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenue bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, which Section contains certain ongoing requirements relating to the use

                             TAX-EXEMPT PORTFOLIOS
of the proceeds of such Bonds in order for the interest on such Bonds to retain its tax-exempt status. In each case, the issuer of the Bonds has covenanted to comply with applicable ongoing requirements and bond counsel to such issuer has issued an opinion that the interest on the Bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurances that the ongoing requirements will be met. The failure to meet these requirements could cause the interest on the Bonds to become taxable, possibly retroactively from the date of issuance.

Certain of the Bonds in the Trust Funds may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Like single family mortgage revenue bonds, multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of single or multi-family housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing Bonds held by the Trust Funds, the Sponsor has not had any direct communications with any of the issuers thereof, but at the Initial Date of Deposit it is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. However, there can be no assurance that an issuer of a Bond in the Trusts will not attempt to so redeem a Bond in the Trust Funds.

Certain of the Bonds in the Trust Funds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Water and sewerage bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, a decline in population resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. Issuers may have experienced these problems in varying degrees.

Certain of the Bonds in the Trust Funds may be obligations of issuers whose revenues are primarily derived from the sale of electric energy or natural gas. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. Issuers may have experienced these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such Bonds to make payments of principal and/or interest on such Bonds.
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Certain of the Bonds in the Trust Funds may be industrial revenue bonds
("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from leveraged buy-outs or takeovers. The IRBs in the Trust Funds may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, with respect to original issue discount bonds, at issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs or other Bonds in the Trust Funds prior to the stated maturity of such Bonds.

Certain of the Bonds in the Trust Funds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain of the Bonds in the Trust Funds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher eduction systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public eduction in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations would include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuition and fees sufficiently

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to cover increased operating costs, the uncertainty of continued receipt of
Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

Certain of the Bonds in the Trust Funds may be Urban Redevelopment Bonds ("URBs"). URBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the URBs. Regardless of the structure, payment of the URBs is solely dependent upon the creditworthiness of the operator of the project.

Certain of the Bonds in the Trust Funds may be lease revenue bonds whose revenues are derived from lease payments made by a municipality or other political subdivision which is leasing equipment or property for use in its operation. The risks associated with owning Bonds of this nature include the possibility that appropriation of funds for a particular project or equipment may be discontinued. The Sponsor cannot predict the likelihood of nonappropriation of funds for these types of lease revenue Bonds.

Certain of the Bonds in the Trust Funds may be sales and/or use tax revenue bonds whose revenues are derived from the proceeds of a special sales or use tax. Such taxes are generally subject to continuing Legislature approval. Payments may be adversely affected by reduction of revenues due to decreased use of a facility or decreased sales.

Investors should be aware that many of the Bonds in the Trust Funds are subject to continuing requirements such as the actual use of Bond proceeds or manner of operation of the project financed from Bond proceeds that may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in the Trusts an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

Federal bankruptcy statutes relating to the adjustment of debts of political subdivisions or authorities of states of the United States provide that, in certain circumstances, such subdivisions or authorities may be authorized to initiate bankruptcy proceedings without prior notice to or consent of creditors, which proceedings could result in material and adverse modification or alteration of the rights of holders of obligations issued by such subdivisions or authorities.

Certain of the Bonds in the Trust Funds may represent "moral obligations" of a governmental entity other than the issuer. In the event that the issue of a Municipal Bond defaults in the repayment thereof, the governmental entity lawfully may, but is not obligated to, discharge the obligation of the issuer to repay such Municipal Bond.

STATE RISK FACTORS AND STATE TAX STATUS

None of the special counsel to the various Trust Funds has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinions set forth under "Federal Tax Status." For risks specific to the individual Trusts, see "Risk Factors" for each Trust.
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INSURED CALIFORNIA SERIES 19

Risk Factors

As described above, the Trust will invest substantially all of its assets in California Municipal Obligations. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in Official Statements for various California Municipal Obligations.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of the Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

California's economy is the largest among the 50 states and one of the largest in the world. The State's population of almost 32 million represents 12.3% of the total United States population and grew by 27% in the 1980s. While the State's substantial population growth during the 1980s stimulated local economic growth and diversification and sustained a real estate boom between 1984 and 1990, it has increased strains on the State's limited water resources and its infrastructure. Resultant traffic congestion, school overcrowding and high housing costs have increased demands for government services and may impede future economic growth. Population growth has slowed between 1991 and 1993 even while substantial immigration has continued, due to a significant increase in outmigration by California residents. Generally, the household incomes of new residents have been substantially lower (and their education and social service utilization higher) than those of departing households, which may have a major long-term socioeconomic and fiscal impact. However, with the California economy improving, the recent net outmigration within the Continental U.S. is expected to decrease or be reversed.

From mid-1990 to late 1993, the State's economy suffered its worst recession since the 1930s, with recovery starting later than for the nation as a whole. The State has experienced the worst job losses of any post-war recession. Prerecession job levels may not be realized until near the end of the decade. The largest job losses have been in Southern California, led by declines in the aerospace and construction industries. Weakness statewide occurred in manufacturing, construction, services and trade. Additional military base closures will have further adverse effects on the State's economy later in the decade.

Since the start of 1994, the California economy has shown signs of steady recovery and growth. The State Department of Finance reports net job growth, particularly in construction and related manufacturing, wholesale and retail trade, transportation, recreation and services. This growth has offset the continuing but slowing job losses in the aerospace industry and restructuring of the finance and utility sectors. Unemployment in the State was down substantially in 1994 from its 10% peak in January, 1994, but still remains higher than the national average rate. Retail sales were up strongly in 1994 from year-earlier figures. Delay or slowdown in recovery will adversely affect State revenues.


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Constitutional Limitations on Taxes and Appropriations

Limitation on Taxes. Certain California municipal obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to the rate of inflation, not to exceed 2% per year, or decline in value, or in the case of new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13 and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of "general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

Appropriations Limits. California and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consists of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for qualified capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 to follow more closely growth in California's economy.

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"Excess" revenues are now measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of any excess revenues is to be distributed to K-12 school districts and community college districts (collectively, "K-14 districts") and the other 50% is to be refunded to taxpayers. With more liberal annual adjustment factors since 1988, and depresssed revenues since 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or
Article XIIIB on California Municipal Obligations or on the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiatives or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

Obligations of the State of California. Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. Total outstanding general obligation bond and lease purchase debt of the State increased from $9.4 billion at June 30, 1987 to $23.5 billion at June 30, 1994. In FY1993-94, debt service on general obligation bonds and lease purchase debt was approximately 5.2% of General Fund revenues.

Recent Financial Results. The principal sources of General Fund revenues in 1992-93 were the California personal income tax (44% of total revenues), the sales tax (38%), bank and corporation taxes (12%), and the gross premium tax on insurance (3%). California maintains a Special Fund for Economic Uncertainties (the "Economic Uncertainties Fund"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund.

General. Throughout the 1980's, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 33%).

Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal, and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund. These structured concerns will be exacerbated in coming years by the expected need to substantially increase capital and operating funds for corrections as a result of a "Three Strikes" law enacted in 1994. As a

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result, the State entered a period of budget imbalance, with expenditures exceeding revenues for four of the five fiscal years ending in 1991-92; revenues and expenditures were about equal in 1992-93. By June 30, 1993, the State's General Fund had an accumulated deficit, on a budget basis, of approximately $2.8 billion.

Recent Budgets. The state failed to enact its 1992-93 budget by July 1, 1992. Although the State had no legal authority to pay many of its vendors, certain obligations (such as debt service, school apportionments, welfare payments, and employee salaries) were payable because of continuing or special appropriations, or court orders. However, the State Controller did not have enough cash to pay as they came due all of these ongoing obligations, as well as valid obligations incurred in the prior fiscal year.

Starting on July 1, 1992, the Controller was required to issue "registered warrants" in lieu of normal warrants backed by cash to pay many State obligations. Available cash was used to pay constitutionally mandated and priority obligations. Between July 1 and September 3, 1992, the Controller issued an aggregate of approximately $3.8 billion of registered warrants all of which were called for redemption by September 4, 1992 following enactment of the 1992-93 Budget Act and issuance by the State of short-term notes.

The 1992-93 Budget Act, when finally adopted, was projected to eliminate the State's accumulated deficit, with additional expenditure cuts and a $1.3 billion transfer of State education funding costs to local governments by shifting local property taxes to school districts. However, as the recession continued longer and deeper than expected, revenues once again were far below projections, and only reached a level just equal to the amount of expenditures. Thus, the State continued to carry its $2.8 billion budget deficit at June 30, 1993.

The 1993-94 Budget Act represented a third consecutive year of difficult budget choices. As in the prior year, the budget contained no general state tax increases, and relied principally on expenditure cuts, particularly for health and welfare and higher education, a two-year suspension of the renters' tax credit, some one-time and accounting adjustments, and--the largest component-- an additional $2.6 billion transfer of property taxes from local government, particularly counties, to school districts to reduce State education funding requirements. A temporary state sales tax scheduled to expire on June 30, 1993 was extended for six months, and dedicated to support local government public safety costs.

A major feature of the budget was a two-year plan to eliminate the accumulated deficit by borrowing into the 1994-95 fiscal year. With the recession still continuing longer than expected, the General Fund had $800 million less revenue and $800 million higher expenditures than budgeted. As a result revenues only exceed expenditures by about $500 million. However, this was the first operating surplus in four years and reduced the accumulated deficit to $2.0 billion at June 30, 1994 (after taking account of certain other accounting reserves).

Current Budget. The 1994-95 Budget Act was passed on July 8, 1994, and provides for an estimated $41.9 billion of General Fund revenues, and $40.9 billion of expenditures. The budget assumed receipt of about $750 million of new federal assistance for the costs of incarceration, education, health and welfare related to undocumented immigrants. Other major components of the budget include further reductions in health and welfare costs and miscellaneous government costs, some additional transfers of funds from local government, and a plan to defer retirement of $1 billion of the accumulated budget deficit to the 1995-96 fiscal year. The federal government has apparently budgeted only
$33 million of the expected immigration aid. However, this shortfall is expected to be almost fully offset by higher than projected revenues, and lower than projected caseload growth, as the economy improves.
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The State issued $7.0 billion of short-term debt in July, 1994 to meet its cash flow needs and to finance the deferral of part of the accumulated budget deficit to the 1995-96 fiscal year. In order to assure repayment of the $4 billion, 22-month part of this borrowing, the State enacted legislation (the "Trigger Law") which can lead to automatic, across-the-board cuts in General Fund expenditures in either the 1994-95 or 1995-96 fiscal years if cash flow projections made at certain times during those years show deterioration from the projections made in July 1994 when the borrowings were made. On November
15, 1994, the State Controller as part of the Trigger Law reported that the cash position of the General Fund on June 30, 1995 would be about $580 million better than earlier projected, so no automatic budget adjustments were required in 1994-95. The Controller's report showed that loss of federal funds was offset by higher revenues, lower expenditures, and certain other increases in cash resources.

Proposed 1995-96 Budget. On January 10, 1995, the Governor presented his proposed FY 1995-96 Budget. This budget projects total General Fund revenues and transfers of $42.5 billion, and expenditures of $41.7 billion, to complete the elimination of the accumulated deficits from earlier years. However, this proposal leaves no cushion, as the projected budget reserve at June 30, 1996 would be only about $92 million. While proposing increases in funding for schools, universities and corrections, the Governor proposes further cuts in welfare programs, and a continuation of the "realignment" of functions with counties which would save the State about $240 million. The Governor also expects about $800 million in new federal aid for the State's costs of incarcerating and educating illegal immigrants. The Budget proposal also does not account for possible additional costs if the State loses its appeals on lawsuits which are currently pending concerning such matters as school funding and pension payments, but these appeals could take several years to resolve. Part of the Governor's proposal also is a 15% cut in personal income and corporate taxes, to be phased in over three years, starting with calendar year 1996 (which would have only a small impact on 1995-96 income).

The State's difficult financial condition for the current and upcoming budget years will result in continued pressure upon almost all local governments, particularly school districts and counties which depend on State aid. Despite efforts in recent years to increase taxes and reduce governmental expenditures, there can be no assurance that the State will not face budget gaps in the future.

Bond Rating. State general obligation bonds ratings were reduced in July, 1994 to "A1" by Moody's and "A" by S&P. Both of these ratings were reduced from "AAA" levels which the State held until late 1991. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

Legal Proceedings. The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. Trial courts have recently entered tentative decisions or injunctions which would overturn several parts of the state's recent budget compromises. The matters covered by these lawsuits include a deferral of payments by the State to the Public Employees Retirement System, reductions in welfare payments, and the use of certain cigarette tax funds for health costs. All of these cases are subject to further proceedings and appeals, and if the State eventually loses, the final remedies may not have to be implemented in one year.

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Obligations of Other Issuers

Other Issuers of California Municipal Obligations. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State.

State Assistance. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Through 1990-91, local assistance (including public schools) accounted for approximately 75% of General Fund spending. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of all of the post-Proposition 13 "bailout" aid. The largest share of these transfers came from counties, and the balance from cities, special districts and redevelopment agencies. In order to make up this shortfall, the Legislature proposed and voters approved in 1993 dedicating 0.5% of the sales tax to counties and cities for public safety purposes. In addition, the Legislature has changed laws to relieve local governments of certain mandates, allowing them to reduce costs.

To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At least one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in August 1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May 1991 but the proceedings have been dismissed.

Assessment Bonds. California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

California Long-Term Lease Obligations. Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease
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payments have been capitalized and uninsured casualty losses to the facility
(e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

Several years ago the Richmond Unified School District (the "District") entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the District's lease. The trial court has upheld the validity of the lease and the case has been settled. Any ultimate judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implication for lease transactions of a similar nature by other California entities.

Other Considerations. The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

Limitations on ad valorem property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to predict the extent to which any such legislation will be enacted. Nor is it presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing

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billions of dollars in damages. The federal government provided more than $13 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any California Municipal Obligation in the California Insured Trust could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or
(iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

On January 17, 1994, a major earthquake with an estimated magnitude of 6.8 on the Richter scale struck the Los Angeles area, causing significant property damage to public and private facilities, presently estimated at $15-20 billion. While over $9.5 billion of federal aid, and a projected $1.9 billion of State aid, plus insurance proceeds, will reimburse much of that loss, there will be some ultimate loss of wealth and income in the region, in addition to costs of the disruption caused by the event. Short-term economic projections are generally neutral, as the infusion of aid will restore billions of dollars to the local economy within a few months; already the local construction industry has picked up. Although the earthquake will hinder recovery from the recession in Southern California, already hard-hit, its long-term impact is not expected to be material in the context of the overall wealth of the region. Almost five years after the event, there are few remaining effects of the 1989 Loma Prieta earthquake in northern California (which, however, caused less severe damage than Northridge).

On December 7, 1994, Orange County, California (the "County"), together with its pooled investment fund (the "Pooled Fund") filed for protection under Chapter 9 of the federal Bankruptcy Code, after reports that the Pooled Fund had suffered significant market losses in its investments caused a liquidity crisis for the Pooled Fund and the County. More than 180 other public entities, most but not all located in the County, were also depositors in the Pooled Fund. As of mid-January, 1995, the County estimated the Pooled Fund's loss at about $1.64 billion of its initial deposits of around $7.5 billion. The Pooled Fund has been almost completely restructured to reduce its exposure to changes in interest rates. Many of the entities which kept moneys in the Pooled Fund, including the County, are facing cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. The County and some of these entities have, and others may in the future, default in payment of their obligations. Moody's and Standard & Poor's have suspended, reduced to below investment grade levels, or placed on "Credit Watch" various securities of the County and the entities participating in the Pooled Fund.

The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate.

California Tax Status

In the opinion of Orrick, Herrington & Sutcliffe, special California tax counsel to Insured California Series 19 (the "Insured California Trust"), under existing law:

  The Insured California Trust is not an association taxable as a corporation and the income of the Insured California Trust will be treated as the income of the Unitholders under the income tax laws of California;

  Amounts treated as interest on the underlying Bonds in the Insured California Trust which are exempt from tax under California personal income tax and property tax laws when received by the
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  Insured California Trust will, under such laws, retain their status as tax-
  exempt interest when distributed to Unitholders. However, interest on the underlying Bonds attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax. Further, certain interest which is attributable to a Unitholder subject to the California personal income tax and which is treated as an item of tax preference for purposes of the federal alternative minimum tax pursuant to Section
  57(a)(5) of the Internal Revenue Code of 1986 may also be treated as an item of tax preference that must be taken into account in computing such Unitholder's alternative minimum taxable income for purposes of the California alternative minimum tax enacted by 1987 California Statutes, chapter 1138. However, because of the provisions of the California Constitution exempting the interest on bonds issued by the State of California or by local governments within the state, from taxes levied on income, the application of the new California alternative minimum tax to interest otherwise exempt from the California personal income tax in some cases may be unclear;

  Under California income tax law, each Unitholder in the Insured California Trust will have a taxable event when the Insured California Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gains when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total cost of each Unit in the Insured California Trust to a Unitholder is allocated among each of the Bond issues held in the Insured California Trust (in accordance with the proportion of the Insured California Trust comprised by each Bond issue) in order to determine his per Unit tax cost for each Bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per Unit cost of each Bond issue. Unitholders' bases in their Units, and the bases for their fractional interest in each Insured California Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on Bonds delivered after the Unitholders' respective settlement dates;

  Under the California personal property tax laws, bonds (including the Bonds in the Insured California Trust) or any interest therein is exempt from such tax;

  Under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the Insured California Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment if interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accordance with Internal Revenue Service interpretations of similar Federal provisions.

  At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax and California personal income tax are rendered by bond counsel to the respective issuing authorities and we have relied solely upon such opinions, or, as to securities not yet delivered, forms of such opinions contained in official statements

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  relating to such securities. Except in certain instances in which Orrick,
  Herrington & Sutcliffe acted as bond counsel to issuers of Bonds in the Insured California Trust, and as such made a review of proceedings relating to the issuance of certain Bonds at the time of their issuance, Orrick, Herrington & Sutcliffe has not made any review for the Trust of the proceedings relating to the issuance of the Bonds in the Insured California Trust or of the basis for such opinions.

For a discussion of Federal tax matters relating to distributions from the Trust Fund, see "Federal Tax Status."

INSURED NEW YORK SERIES 8

Risk Factors

The portfolio of Insured New York Series 8 includes certain bonds issued by New York State (the "State"), by its various public bodies (the "Agencies"), and/or by other entities located within the State, including the City of New York (the "City").

Some of the more significant events and conditions relating to the financial situation in New York are summarized below. This section provides only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on Official Statements and prospectuses issued by, and on other information reported by the State, the City and their agencies in connection with the issuance of their respective securities.

There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of New York Municipal Obligations held in the portfolio of the Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

The State has historically been one of the wealthiest states in the nation. For decades, however, the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

A national recession commenced in mid-1990. The downturn continued throughout the State's 1990-91 fiscal year and was followed by a period of weak economic growth during the 1991 calendar year. For calendar year 1992, the national economy continued to recover, although at a rate below all post-war recoveries. For calendar year 1993, the economy grew faster than 1992, but still at a very moderate rate as compared to other recoveries. Moderate economic growth is expected to continue in calendar year 1994 at a slightly faster rate than in 1993. Economic recovery started considerably later in the State than in the nation as a whole due in part to the significant retrenchment in the banking and financial services
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industries, downsizing by several major corporations, cutbacks in defense spending, and an oversupply of office buildings. Many uncertainties exist in forecasts of both the national and State economies and there can be no assurance that the State economy will perform at a level sufficient to meet the State's projections of receipts and disbursements.

1994-95 Fiscal Year. The Governor presented the recommended Executive Budget for the 1994-95 fiscal year on January 18, 1994 and amended it on February 17, 1994. The Recommended 1994-95 State Financial Plan projects a balanced General Fund, receipts and transfers from other funds at $33.422 billion (including a projected $339 million surplus anticipated for the State's 1993-94 fiscal year) and disbursements and transfers to other funds at $33.399 billion.

The recommended 1994-95 Executive Budget includes tax and fee reductions ($210 million), retention of revenues currently received, primarily by deferral of a scheduled personal income tax rate reduction ($1.244 billion), and additional increases to miscellaneous revenue sources ($237 million). No major additional programs are recommended other than a $198 million increase in school aid, $185 million in Medicaid cost-containment initiatives and $110 million in local government Medicaid costs to be assumed by the State.

There can be no assurance that the State Legislature will enact the Executive Budget as proposed, nor can there be any assurance that the Legislature will enact a budget for the State's 1994-95 fiscal year prior to its commencement. A delay in its enactment may negatively affect certain proposed actions and reduce projected savings.

1993-94 Fiscal Year. The 1993-94 State Financial Plan issued on April 16, 1993 projected General Fund receipts and transfers from other funds at $32.367 billion and disbursements and transfers to other funds at $32.300 billion. In comparison to the Governor's recommended Executive Budget for the 1993-94 fiscal year, as revised on February 18, 1993, the 1993-94 State Financial Plan reflected increases in both receipts and disbursements in the General Fund of $811 million.

The 1993-94 State Financial Plan was last revised on January 18, 1994. The State projects a surplus of $299 million, as the result of developments which positively impacted upon receipts and disbursements. In the revised Plan, the State announced its intention to pay a 53rd weekly Medicaid payment, estimated at $120 million, and to add $82 million to a reserve fund for contingencies.

On January 21, 1994, the State entered into a settlement with Delaware with respect to State of Delaware v. State of New York, which is discussed below at State Litigation. The State made an immediate $35 million payment and agreed to make a $33 million annual payment in each of the next five fiscal years. The State has not settled with other parties to the litigation and will continue to incur litigation expense as to those claims.

On November 16, 1993, the Court of Appeals, the State's highest court, affirmed the decision of a lower court in three actions, which declared unconstitutional State actuarial funding methods for determining State and local contributions to the State employee retirement system. Following the decision, the State Comptroller developed a plan to phase in a constitutional funding method and to restore prior funding levels of the retirement systems over a four year period. The plan is not expected to require the State to make additional contributions with respect to the 1993-94 fiscal year nor to materially and adversely affect the State's financial condition thereafter. Through fiscal year 1998-99, the State expects to contribute $643 million more to the retirement plans than would have been required under the prior funding method.

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Future Fiscal Years. There can be no assurance that the State will not face substantial potential budget gaps in the future resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements.

Indebtedness. As of December 31, 1993, the total amount of long-term State general obligation debt authorized but unissued stood at $2.3 billion. As of the same date, the State had approximately $5.0 billion in general obligation bonds and $294 million of Bond Anticipation Notes ("BANs"). The State issued $850 million in tax and revenue anticipation notes ("TRANS") on May 4 all of which matured on December 31, 1993. The State does not project the need to issue TRANS during the State's 1994-95 fiscal year.

The State anticipates that its borrowings for capital purposes during the State's 1993-94 fiscal year will consist of $413 million in general obligation bonds and BANs. The projection of the State regarding its borrowings for the 1994-95 fiscal year may change if actual receipts fall short of State projections or if other circumstances require.

In June 1990, legislation was enacted creating the "New York Local Government Assistance Corporation" ("LGAC"), a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing. As of February 28, 1994, LGAC has issued its bonds to provide net proceeds of $3.7 billion. The Governor has recommended the issuance of additional bonds to provide net proceeds of $703 million during the State's 1994-95 fiscal year.

The Legislature passed a proposed constitutional amendment which would permit the State subject to certain restrictions to issue revenue bonds without voter referendum. Among the restrictions proposed is that such bonds would not be backed by the full faith and credit of the State. The Governor intends to submit changes to the proposed amendment, which before becoming effective must be passed again by the next separately-elected Legislature and approved by voter referendum at a general election. The earliest such an amendment could take effect would be in November 1995.

Ratings. The $850 million in TRANS issued by the State in April 1993 were rated SP-1-Plus by S&P on April 26, 1993, and MIG-1 by Moody's on April 23, 1993, which represents the highest ratings given by such agencies and the first time the State's TRANS have received these ratings since its May 1989 TRANS issuance. Both agencies cited the State's improved fiscal position as a significant factor in the upgrading of the April 1993 TRANS.

Moody's rating of the State's general obligation bonds stood at A on April 23, 1993, and S&P's rating stood at A- with a stable outlook on April 26, 1993, an improvement from S&P's negative outlook prior to April 1993. Previously, Moody's lowered its rating to A on June 6, 1990, its rating having been A1 since May 27, 1986. S&P lowered its rating from A to A- on January 13, 1992. S&P's previous ratings were A from March 1990 to January 1992, AA- from August 1987 to March 1990 and A+ from November 1982 to August 1987.

Moody's maintained its A rating and S&P continued its A- rating in connection with the State's issuance of $224.1 million of its general obligation bonds in March 1994.

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The City and the Municipal Assistance Corporation ("MAC"). New York City
accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways.

In response to the City's fiscal crisis in 1975, the State took a number of steps to assist the City in returning to fiscal stability. Among other actions, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations")).

Over the past three years, the rate of economic growth in the City has slowed substantially, and the City's economy is currently in recession. The Mayor is responsible for preparing the City's four-year financial plan, including the City's current financial plan. The City Comptroller has issued reports concluding that the recession of the City's economy will be more severe and last longer than is assumed in the Financial Plan.

Fiscal Year 1993 and 1994-1997 Financial Plan. The City's 1993 fiscal year results are projected to be balanced in accordance with generally accepted accounting principles ("GAAP"). The City was required to close substantial budget gaps in its 1990, 1991 and 1992 fiscal years in order to maintain balanced operating results.

On August 10, 1993, the City adopted and submitted to the Control Board its Financial Plan for fiscal years 1994-1997, which was subsequently modified on November 23, 1993. As modified in November 1993, the Plan projects a balanced budget for fiscal year 1994 based upon revenues of $31.585 billion, and projects budget gaps of $1.7 billion, $2.5 billion and $2.7 billion in fiscal years 1995 through 1997, respectively.

During December 1993, a three-member panel appointed by the Mayor, the Office of the State Deputy Comptroller and the Control Board, each issued reports that were critical of the City's 1994-1996 Financial Plan. While each report noted improvement in the outlook for fiscal year 1994, the reports indicated that the budget gap for fiscal year 1995 could be as much as $450 million higher than projected and that the budget gap might continue to increase in later years to as much as $1.5 billion above current projections by fiscal year 1997. Recommendations included addressing the City's tax and cost structure to maximize revenues on a recurring basis and minimize expenditures, a review of capital spending plans, service cuts, productivity gains and economic development measures.

On February 2, 1994, the Mayor proposed further modifications to the 1994-1997 Financial Plan. The Mayor's proposed Plan projects a balanced budget for fiscal year 1994, assuming revenues of $31.735 billion, and includes a reserve of $198 million. The proposed modification projects budget gaps for fiscal years 1995, 1996 and 1997 of $2.3 billion, $3.2 billion and $3.3 billion, respectively. The Mayor identified $2.2 billion in gap closing measures for fiscal year 1995. Implementation of these measures will require the cooperation of municipal labor unions, the City Council and the State and Federal governments. The Mayor's proposal includes a tax reduction program which will have a financial impact on later years.

Given the foregoing factors, there can be no assurance that the City will continue to maintain a balanced budget, or that it can maintain a balanced budget without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

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Pursuant to the laws of the State, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the Control Board. If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financing requirements, the Control Board would be required by State law to exercise certain powers, including prior approval of City financial plans, proposed borrowings and certain contracts.

The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. If the State experiences revenue shortfalls or spending increases beyond its projections during its 1993 fiscal year or subsequent years, such developments could result in reductions in projected State aid to the City. In addition, there can be no assurance that State budgets in future fiscal years will be adopted by the April 1 statutory deadline and that there will not be adverse effects on the City's cash flow and additional City expenditures as a result of such delays.

The City's projections set forth in the financial plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the timing of any regional and local economic recovery, the absence of wage increases in excess of the increases assumed in the financial plan, employment growth, provision of State and Federal aid and mandate relief, State legislative approval of future State budgets, levels of education expenditures as may be required by State law, adoption of future City budgets by the New York City Council, and approval by the Governor, the State Legislature and the cooperation of MAC with respect to various other actions proposed in the financial plan.

The City's ability to maintain a balanced operating budget is dependent on whether it can implement necessary service and personnel reduction programs successfully. As discussed above, the City must identify additional expenditure reductions and revenue sources to achieve operating budgets for fiscal years 1994 and thereafter. Any such proposed expenditure reductions will be difficult to implement because of their size and the substantial expenditure reductions already imposed on City operations in the past two years.

Attaining a balanced budget is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1994 through 1997 contemplates capital spending of $16.2 billion, which will be financed through issuance of $10.5 billion of general obligation bonds, $4.3 billion of Water Authority Revenue Bonds and the balance by Covered Organization obligations, and will be utilized primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make capital investments. A significant portion of such bond financing is used to reimburse the City's general fund for capital expenditures already incurred. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The terms and success of projected public sales of City general obligation bonds and notes will be subject to prevailing market conditions at the time of the sale, and no assurance can be given that the credit markets will absorb the projected amounts of public bond and note sales. In addition, future developments concerning the City and public discussion of such developments, the City's future financial needs and other issues may affect the market for outstanding City general obligation bonds and
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notes. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned operating and capital expenditures.

Fiscal Years 1990, 1991 and 1992. The City achieved balanced operating results as reported in accordance with GAAP for the 1992 fiscal year. During the 1990 and 1991 fiscal years, the City implemented various actions to offset a projected budget deficit of $3.2 billion for the 1991 fiscal year, which resulted from declines in City revenue sources and increased public assistance needs due to the recession. Such actions included $822 million of tax increases and substantial expenditure reductions.

The City is a defendant in a significant number of lawsuits. Such litigation includes, but is not limited to, actions commenced and claims asserted against the City arising out of alleged constitutional violations, torts, breaches of contracts and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the proceedings and claims are not currently predictable, adverse determination in certain of them might have a material adverse effect upon the City's ability to carry out its Financial Plan. As of June 30, 1992, legal claims in excess of $341 billion were outstanding against the City for which the City estimated its potential future liability to be $2.3 billion.

As of the date of this prospectus, Moody's rating of the City's general obligation bonds stood at Baa1 and S&P's rating stood at A-. On February 11, 1991, Moody's had lowered its rating from A.

On December 6, 1993 in confirming the Baa1 rating, Moody's noted that:

  The fiscal 1994 budget is nominally balanced, in part through reliance on one-shot revenues, but contains a number of risks . . . [T]he financial plan . . . shows increased gaps in succeeding years.

  The financial plan for fiscal 1995 and beyond shows an ongoing imbalance between the City's expenditures and revenues . . . A key risk is that the replacement of one-shot revenues is likely to become increasingly difficult over time. Moody's continues to expect that the City's progress toward achieving long-term balance will be slow and uneven, but that the City will be diligent and prudent in closing gaps as they arise.

As discussed above under Fiscal Year 1993 and 1993-1996 Financial Plan, on July 2, 1993 after a review of the City's budget for fiscal year 1994, its proposed budget for fiscal year 1995 and certain additional cuts in both proposed by the Mayor and the City Comptroller, S&P confirmed its A- rating with a negative outlook of the City's general obligation bonds but indicated a continuing concern about budgets for fiscal year 1995 and thereafter. S&P's rating of the City's general obligation bonds remains unchanged.

On October 12, 1993, Moody's increased its rating of the City's issuance of $650 million of Tax Anticipation Notes ("TANs") to MIG-1 from MIG-2. Prior to that date, on May 9, 1990, Moody's revised downward its rating on outstanding City revenue anticipation notes from MIG-1 to MIG-2 and rated the $900 million Notes then being sold MIG-2. S&P's rating of the October 1993 TANS issue increased to SP-1 from SP-2. Prior to that date, on April 29, 1991, S&P revised downward its rating on City revenue anticipation notes from SP-1 to SP-2.

As of June 30, 1993, the City and MAC had, respectively, $19.6 billion and $4.5 billion of outstanding net long-term indebtedness.

State Agencies. Certain Agencies of the State have faced substantial financial difficulties which could adversely affect the ability of such Agencies to make payments of interest on, and principal amounts of,

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their respective bonds. The difficulties have in certain instances caused the
State (under so-called "moral obligation" provisions which are non-binding statutory provisions for State appropriations to maintain various debt service reserve funds) to appropriate funds on behalf of the Agencies. Moreover, it is expected that the problems faced by these Agencies will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary amounts or to take other action to permit those Agencies having financial difficulties to meet their obligations could result in a default by one or more of the Agencies. Such default, if it were to occur, would be likely to have a significant adverse effect on investor confidence in, and therefore the market price of, obligations of the defaulting Agencies. In addition, any default in payment on any general obligation of any Agency whose bonds contain a moral obligation provision could constitute a failure of certain conditions that must be satisfied in connection with Federal guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

As of September 30, 1993, the State reported that there were eighteen Agencies that each had outstanding debt of $100 million or more. These eighteen Agencies had an aggregate of $63.5 billion of outstanding debt, including refunding bonds, of which $7.7 billion was moral obligation debt of the State and $19.3 billion was financed under lease-purchase or contractual obligation financing arrangements.

State Litigations. The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the constitutionality or the adequacy and effectiveness of a variety of significant social welfare programs primarily involving the State's mental hygiene programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care which could require substantial increased financing of the litigated programs in the future.

The State is also engaged in a variety of claims wherein significant monetary damages are sought. Actions commenced by several Indian nations claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of approximately six million acres of land as well as compensatory and punitive damages.

The U.S. Supreme Court on March 30, 1993, referred to a Special Master for determination of damages on an action by the State of Delaware to recover certain unclaimed dividends, interest and other distributions made by issuers of securities held by New York based-brokers incorporated in Delaware. (State of Delaware v. State of New York.) The State had taken such unclaimed property under its Abandoned Property Law. New York and Delaware have entered into a settlement agreement which provides for a payment of $35 million in fiscal year 1993-94 and thereafter five $33 million annual payments. Claims of other states and the District of Columbia have not been settled and the State expects that additional payments, which may be significant, may be required with respect thereto during fiscal year 1994 and thereafter.

In Schulz v. State of New York, commenced May 24, 1993 ("Schulz 1993"), petitioners have challenged the constitutionality of mass transportation bonding programs of the New York State Thruway Authority and the Metropolitan Transportation Authority. On May 24, 1993, the Supreme Court, Albany County,
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temporarily enjoined the State from implementing those bonding programs. In previous actions Mr. Schulz and others have challenged on similar grounds bonding programs for the New York State Urban Development Corporation and the New York Local Government Assistance Corporation. While there have been no decisions on the merits in such previous actions, by an opinion dated May 11, 1993, the New York Court of Appeals held in a proceeding commenced on April 29, 1991 in the Supreme Court, Albany County (Schulz v. State of New York), that petitioners had standing as voters under the State Constitution to bring such action.

Petitioners in Schulz 1993 have asserted that issuance of bonds by the two Authorities is subject to approval by statewide referendum. By decision dated October 21, 1993, the Appellate Division, Third Department, affirmed the order of the Supreme Court, Albany County, granting the State's motion for summary judgment, dismissing the complaint and vacating the temporary restraining order. In December 1993, the New York Court of Appeals indicated that it would hear the plaintiffs' appeal of the Appellate Division's decision in Schulz 1993. At this time there can be no forecast of the likelihood of success on the merits by the petitioners, but a decision upholding this constitutional challenge could restrict and limit the ability of the State and its instrumentalities to borrow funds in the future.

Adverse developments in the foregoing proceedings or new proceedings could adversely affect the financial condition of the State in the future.

Other Municipalities. Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance. The potential impact on the State of such actions by localities is not included in projections of State revenues and expenditures in the State's 1993-94 and 1994-95 fiscal years.

Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the creation of the Financial Control Board for the City of Yonkers (the "Yonkers Board") by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the State Legislature to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1991, the total indebtedness of all localities in the State was approximately $31.6 billion, of which $16.8 billion was debt of New York City (excluding $6.7 billion in MAC debt). State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Fifteen localities had outstanding indebtedness for deficit financing at the close of their fiscal year ending in 1991. In 1992, an unusually large number of local government units requested authorization for deficit financings. According to the Comptroller, ten local government units have been authorized to issue deficit financing in the aggregate amount of $131.1 million.

Certain proposed Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State, including bonds in Insured New York Long-Intermediate Value Trust, could be adversely affected. Localities also face anticipated and

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potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. The longer-range potential problems of declining urban population, increasing expenditures, and other economic trends could adversely affect certain localities and require increasing State assistance in the future.

New York Tax Status

In the opinion of Tanner, Propp & Farber, special counsel to the Fund for New York tax matters, under existing New York law:

Insured New York Series 8 is not an association taxable as a corporation and the income of the Insured New York Series 8 will be treated as the income of the Unitholders under the income tax laws of the State and City of New York. Individuals who reside in New York State or City will not be subject to State and City tax on interest income which is exempt from Federal income tax under section 103 of the Internal Revenue Code of 1986 and derived from obligations of New York State or a political subdivision thereof, although they will be subject to New York State and City tax with respect to any gains realized when such obligations are sold, redeemed or paid at maturity or when any such Units are sold or redeemed.

For a discussion of Federal tax matters relating to distributions from the Trust Fund, see "Federal Tax Status."

INSURANCE ON THE BONDS

All Municipal Bonds in the portfolios of the Insured Trusts are insured as to the scheduled payment of interest and principal by the issuer or the Sponsor from MBIA Insurance Corporation ("MBIA Corporation") or other insurers. See "Portfolios" and the Notes thereto. The premium for any insurance policy or policies obtained by an issuer of Municipal Bonds or the Sponsor has been paid in advance by such issuer or the Sponsor and any such policy or policies are non-cancellable and will remain in force so long as the Municipal Bonds so insured are outstanding and the insurer and/or insurers thereof remain in business. Where Municipal Bond insurance is obtained by the issuer or the Sponsor directly from MBIA Corporation or another insurer, no premiums for insurance are paid by an Insured Trust Fund. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, no other insurer has an obligation to insure any issue adversely affected by either of the above described events.

The aforementioned insurance guarantees the scheduled payment of principal and interest on all of the Municipal Bonds in an Insured Trust Fund. It does not guarantee the market value of the Municipal Bonds or the value of the Units of the Insured Trust Fund. Insurance obtained by the issuer of a Municipal Bond or the Sponsor is effective so long as the Bond is outstanding, whether or not held by an Insured Trust Fund. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

Financial Guaranty Insurance Company. Financial Guaranty is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts or the claims against Financial Guaranty. Financial Guaranty is domiciled in
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the State of New York and is subject to regulation by the State of New York
Insurance Department. As of March 31, 1995, the total capital and surplus of Financial Guaranty was approximately $962,700,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention:
Communications Department (telephone number is (212) 312-3000) or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau (telephone number (212) 621-
0389).

In addition, Financial Guaranty Insurance Company is currently authorized to write insurance in all 50 states and the District of Columbia.

The information relating to Financial Guaranty contained above has been furnished by such corporation. The financial information contained herein with respect to such corporation is unaudited but appears in reports or other materials filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof but the Sponsor is not aware that the information herein is inaccurate or incomplete.

AMBAC Indemnity Corporation. AMBAC Indemnity Corporation ("AMBAC") is a Wisconsin-domiciled stock insurance company, regulated by the Office of the Commissioner of Insurance of the State of Wisconsin, and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets (unaudited) of approximately $1,988,000,000 and statutory capital (unaudited) of approximately $1,148,000,000 as of March 31, 1994. Statutory capital consists of AMBAC policyholders' surplus and statutory contingency reserve. AMBAC is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a AAA claims-paying ability rating to AMBAC. Copies of AMBAC's financial statements prepared in accordance with statutory accounting standards are available from AMBAC. The address of AMBAC's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York 10004 and (212) 668-0340. AMBAC has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

MBIA Insurance Corporation. MBIA Insurance Corporation ("MBIA Corporation") is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA Corporation. MBIA Corporation, which commenced municipal bond insurance operations on January 5, 1987, is a limited liability corporation rather than a several liability association. MBIA Corporation is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam.

As of March 31, 1995 MBIA Corporation had admitted assets of $3.5 billion (unaudited), total liabilities of $2.4 billion (unaudited), and total capital and surplus of $1.1 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, MBIA, Inc. had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in
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accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Standard & Poor's has rated the claims paying ability of MBIA, Inc. "AAA". Copies of MBIA Corporation's financial statements prepared in accordance with statutory accounting practices are available from MBIA Corporation. The address of MBIA Corporation is 113 King Street, Armonk, New York 10504.

Effective December 31, 1989, MBIA, Inc. acquired Bond Investors Group, Inc. On January 5, 1990, the Insurer acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of BIG, now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to the Insurer and the Insurer has reinsured BIG's net outstanding exposure.

Moody's Investors Service rates all bond issues insured by MBIA, Inc. "Aaa" and short-term loans "MIG1," both designated to be of the highest quality. Standard & Poor's rates all new issues insured by MBIA, Inc. "AAA."

Financial Security Assurance. Financial Security Assurance ("Financial Security" or "FSA") is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of these securities, in consideration for payment of a premium to the insurer.

Financial Security is approximately 91.6% owned by U S West, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"). Neither U S West, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department.

As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited).

Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention Communications Department. Financial Security's telephone number is (212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies at an agreed-upon percentage
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substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

Financial Security's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc., and "AAA" by Standard & Poor's, Nippon Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Capital Guaranty Insurance Company. Capital Guaranty Insurance Company ("Capital Guaranty" or "CGIC") is a "Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty Insurance Company is authorized to provide insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the U.S. Virgin Islands. Capital Guaranty focuses on insuring municipal securities and provides policies which guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "Triple-A" by both Moody's and Standard & Poor's.

As of December 31, 1994, Capital Guaranty had more than $15.7 billion in net exposure outstanding (excluding defeased issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $196,529,000 and the total admitted assets were $303,723,316 as reported to the Insurance Department of the State of Maryland as of December 31, 1994.

Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters is Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and the telephone number is (415) 995-8000.

Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect that the payment of insurance proceeds representing maturing interest on defaulting municipal obligations paid by Financial Guaranty or another insurer would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Federal Tax Status."

FEDERAL TAX STATUS

All Municipal Bonds deposited in the Trust Fund will be accompanied by copies of opinions of bond counsel to the issuers thereof, given at the time of original delivery of the Municipal Bonds, to the effect that the interest thereon is excludable from gross income for Federal income tax purposes. In connection with the offering of Units of the Trust Fund, neither the Sponsor, the Trustee, the auditors nor their respective counsel have made any review of the proceedings relating to the issuance of the Municipal
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Bonds or the basis for such opinions. Gain realized on the sale or redemption of the Municipal Bonds by the Trustee or of a Unit by a Unitholder is, however, includable in gross income for Federal income tax purposes. Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any. It should be noted that, as further described below, accretion of market discount on tax-exempt bonds is subject to taxation as ordinary income. Market discount can arise based on the price a Trust Fund pays for Municipal Bonds or the price a Unitholder pays for his or her Units. In addition, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such bonds are located, from state income taxes and, where applicable, local income taxes.

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

  The Trust Fund is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders, except to the extent such interest is subject to the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below.

  Exemption of interest and accrued original issue discount on any Municipal Bonds for Federal income tax purposes does not necessarily result in tax-exemption under the laws of the several states as such laws vary with respect to the taxation of such securities and in many states all or part of such interest and accrued original issue discount may be subject to tax.

  Each Unitholder is considered to be the owner of a pro rata portion of each asset of the respective Trust Fund in the proportion that the number of Units of such Trust Fund held by him bears to the total number of Units outstanding of such Trust Fund under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust Fund disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by a Trust Fund, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to a Trust Fund and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust Fund's assets ratably according to their value as of the date of acquisition of the Units. The basis of each Unit and of each Municipal Bond which was issued with original issue discount must be increased by the amount of the accrued original issue discount and the basis of each Unit and of the Unitholder's interest in each Municipal Bond which was acquired by such Unitholder at a premium must be reduced by the annual amortization of Municipal Bond premium. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.
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  Any insurance proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Municipal Bond, depending on the date the Municipal Bond was issued. In addition, special rules apply if the purchase price of a Municipal Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). The application of these rules will also vary depending on the value of the Municipal Bond on the date a Unitholder acquires his Units, and the price the Unitholder pays for his Units. Investors with questions regarding these Code sections should consult with their tax advisers.

The Revenue Reconciliation Act of 1993 (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory de minimis rule. Market discount can arise based on the price a Trust Fund pays for Municipal Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust Fund holds a Municipal Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Municipal Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all of the Bonds in a Trust Fund and tax-exempt original issue discount. Unitholders are urged to consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust Fund is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly
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traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding these issues should consult with their tax advisers.

In the case of certain Municipal Bonds in a Trust Fund, the opinions of bond counsel indicate that interest on such Municipal Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Municipal Bonds or persons related thereto, for periods while such Municipal Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Municipal Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35% effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Under existing law, the Trust Fund is not an association taxable as corporations and the income of the Trust Fund will be treated as the income of the Unitholders under the income tax laws of the State of Missouri.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Trust Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

Section 86 of the Code, in general, provides that fifty percent of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus fifty percent of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85 percent of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus fifty percent of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a
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

joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from the Trust Fund, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his or her Social Security benefits in gross income whether or not he or she receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

For a discussion of the state tax status of income earned on Units of a state trust, see the discussion of tax status for the applicable trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

TAX REPORTING AND REALLOCATION

Because the Trust receives interest and makes monthly distributions based upon such Trust's expected total collections of interest and any anticipated expenses, certain tax reporting consequences may arise. The Trust is required to report Unitholder information to the Internal Revenue Service ("IRS"), based upon the actual collection of interest by such Trust on the securities in such Trust, without regard to such Trust's expenses or to such Trust's payments to Unitholders during the year. If distributions to Unitholders exceed interest collected, the difference will be reported as a return of principal which will reduce a Unitholder's cost basis in its Units (and its pro rata interest in the securities in the Trust). A Unitholder must include in taxable income the amount of income reported by a Trust to the IRS regardless of the amount distributed to such Unitholder. If a Unitholder's share of taxable income exceeds income distributions made by a Trust to such Unitholder, such excess is in all likelihood attributable to the payment of miscellaneous expenses of such Trust which will not be deductible by an individual Unitholder as an itemized deduction except to the extent that the total amount of certain itemized deductions, such as investments expenses (which would include the Unitholder's share of Trust expenses), tax return preparation fees and employee business expenses, exceeds 2% of such Unitholder's adjusted gross income. Alternatively, in certain cases, such excess may represent an increase in the Unitholder's tax basis in the Units owned. Investors with questions regarding these issues should consult with their tax advisers.
                             TAX-EXEMPT PORTFOLIOS

UNDERWRITING
The Underwriters named below have severally purchased Units of the Trusts in the following respective amounts:

                                                 INSURED   INSURED    INSURED
                                                NATIONAL  CALIFORNIA  NEW YORK
                   FIRM NAME                    SERIES 16 SERIES 19  SERIES 8**
                   ---------                    --------- ---------- ----------
*Kemper Unit Investment Trusts.................  300,000   252,000    160,000
*Kemper Securities, Inc........................   50,000    50,000     50,000
Gruntal & Company, Inc.........................   10,000    10,000     10,000
Nathan & Lewis Securities, Inc. ...............   10,000               10,000
Pershing, a Division of Donaldson, Lufkin &
 Jenrette......................................   10,000               10,000
Robert W. Baird & Co., Inc.....................                        10,000
Southwest Securities Inc.......................   10,000
Stifel Nicolaus & Company, Inc. ...............   10,000
                                                 -------   -------    -------
TOTAL UNITS:...................................  400,000   312,000    250,000
                                                 =======   =======    =======

Underwriter Addresses:
*Kemper Unit Investment Trusts, 77 West Wacker Drive, 29th Floor, Chicago, IL 60601-1994
*Kemper Securities, Inc., 77 West Wacker Drive, 28th Floor, Chicago, IL 60601-
1994
Gruntal & Co., Inc., 14 Wall Street, 14th Floor, New York, NY 10005
Nathan & Lewis Securities, Inc., 1140 6th Avenue, 4th Floor, New York, NY 10036 Pershing, One Pershing Plaza, 7th Floor, Jersey City, NJ 07399
Robert W. Baird & Co., Inc., 777 East Wisconsin Avenue, Milwaukee, WI 53202 Southwest Securities Inc., 1201 Elm Street, Suite 4300, Dallas, TX 75270
Stifel Nicolaus & Co., Inc., 500 North Broadway, St. Louis, MO 63102
------------------
*Kemper Corporation owns or has a controlling interest in Kemper Unit Investment Trusts (the Trusts' Sponsor and Evaluator) and Kemper Securities, Inc. Kemper Unit Investment Trusts is a service of Kemper Securities, Inc. For additional information about the Underwriters, see "Underwriting."
**The Underwriters Takedown for the Insured New York Series 8 is calculated as if it has a less than 7.5 year weighted average life.

The Underwriters acquired the Units of the Trust Funds at a price per Unit equal to the Public Offering Prices set forth under "Essential Information" less the Underwriters' takedown. The amount of the Underwriters' takedown for Trusts with a weighted average maturity less than 7.5 years for each Unit is $.22 for those firms committing for 10,000 to 24,999 Units, $.22 plus 50% of any net portfolio profit for those firms committing for 25,000 to 99,999 Units and $.23 plus 50% of any net portfolio profit for those firms committing for 100,000 or more Units. The amount of the Underwriters' takedown for Trusts with a weighted average maturity between 7.5 and 9.99 years for each Unit is $.28 for those firms committing for 10,000 to 24,999 Units, $.28 plus 50% of any net portfolio profits for those firms committing for 25,000 to 49,999 Units, $.29 plus 50% of any net portfolio profit for those firms committing for 50,000 to 99,999 Units and $.30 plus 50% of any net portfolio profit for those firms committing for 100,000 or more Units. The amount of the Underwriters' takedown for Trusts with a weighted average maturity 10 to 14.99 years for each Unit is $.30 for those firms committing for 10,000 to 24,999 Units, $.30 plus 50% of any net portfolio profits for those firms committing for 25,000 to 49,999 Units, $.31 plus 50% of any net portfolio profit for those firms committing for 50,000 to 99,999 Units and $.32 plus 50% of any net portfolio profit for those firms committing for 100,000 or more Units. The amount of the Underwriters' takedown for Trusts with a weighted average maturity greater than 14.99 years for each Unit is $.36 for 10,000 to 24,999 Units, $.36 plus 50% of any net portfolio profit for those firms committing for 25,000 to 49,999 Units, $.37 plus 50% of any net portfolio profit for those firms committing for 50,000 to 99,999 Units and $.38 plus 50% of any net portfolio profit for those firms committing for 100,000 or more Units.
                             TAX-EXEMPT PORTFOLIOS

In connection with any quantity discounts (see "Public Offering of Units-- Public Offering Price"), the Sponsor and the applicable Underwriter will each receive reduced concessions as a result of the reduced sales charges to the investor. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers who underwrite additional Units of a Trust or who sell, during a specified time period, a minimum dollar amount of Units of a Trust and other unit investment trusts underwritten by the Sponsor. The Underwriting Agreement provides that the Sponsor will select and purchase the Municipal Bonds for deposit in the Trust Funds on its own behalf and on behalf of the other Underwriters.

The Underwriting Agreement provides that a public offering of the Units of the Trust Funds will be made by the Underwriters at the Public Offering Price described in the Prospectus. Units may also be sold to or through dealers, who are members of the National Association of Securities Dealers, Inc., and others at prices representing discounts from the Public Offering Price. However, resales of Units of the Trust Funds to the public will be made at the Public Offering Price thereof.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of Units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.
                             TAX-EXEMPT PORTFOLIOS

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the estimated monthly distributions of interest and principal to Unitholders on a per Unit basis. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

INSURED NATIONAL SERIES 16
Monthly

                                   ESTIMATED    ESTIMATED    ESTIMATED
                                    INTEREST    PRINCIPAL      TOTAL
               DATES              DISTRIBUTION DISTRIBUTION DISTRIBUTION
    ----------------------------  ------------ ------------ ------------
    Aug 15, 1995                    $0.02130                  $0.02130
    Sep 15, 1995 to May 15, 2005     0.04565                   0.04565
    Jun 15, 2005                     0.04565     $1.25000      1.29565
    Jul 15, 2005 to Dec 15, 2005     0.03965                   0.03965
    Jan 15, 2006                     0.03655      1.25000      1.28655
    Feb 15, 2006 to Jun 15, 2007     0.03365                   0.03365
    Jul 15, 2007                     0.03365      1.25000      1.28365
    Aug 15, 2007 to May 15, 2020     0.02765                   0.02765
    Jun 15, 2020                     0.02765      0.46250      0.49015
    Jul 15, 2020 to Jun 15, 2021     0.02545                   0.02545
    Jul 15, 2021                     0.02545      0.62500      0.65045
    Aug 15, 2021                     0.02255      0.62500      0.64755
    Sep 15, 2021 to Jun 15, 2022     0.01995                   0.01995
    Jul 15, 2022                     0.01995      1.25000      1.26995
    Aug 15, 2022                     0.01256      0.78750      0.80006
    Sep 15, 2022 to Sep 15, 2025     0.01085                   0.01085
    Oct 15, 2025                     0.01085      1.25000      1.26085
    Nov 15, 2025 to Dec 15, 2025     0.00525                   0.00525
    Jan 15, 2026                     0.00525      1.25000      1.25525

INSURED CALIFORNIA SERIES 19
Monthly

                                    ESTIMATED    ESTIMATED    ESTIMATED
                                     INTEREST    PRINCIPAL      TOTAL
                DATES              DISTRIBUTION DISTRIBUTION DISTRIBUTION
    -----------------------------  ------------ ------------ ------------
    Aug 15, 1995                     $0.02095                  $0.02095
    Sept 15, 1995 to Jul 15, 2006     0.04490                   0.04490
    Aug 15, 2006                      0.04490     $1.60256      1.64746
    Sep 15, 2006 to Jul 15, 2009      0.03710                   0.03710
    Aug 15, 2009                      0.03710      1.60256      1.63966
    Sep 15, 2009 to Jun 15, 2021      0.02930                   0.02930
    Jul 15, 2021                      0.02930      2.14744      2.17674
    Aug 15, 2021 to Jul 15, 2022      0.02020                   0.02020
    Aug 15, 2022                      0.01636      1.60256      1.61892
    Sep 15, 2022                      0.00913      1.60256      1.61169
    Oct 15, 2022 to Aug 15, 2023      0.00570                   0.00570
    Sep 15, 2023                      0.00570      1.44231      1.44801

                             TAX-EXEMPT PORTFOLIOS

INSURED NEW YORK SERIES 8
Monthly

                                     ESTIMATED    ESTIMATED    ESTIMATED
                                      INTEREST    PRINCIPAL      TOTAL
                DATES               DISTRIBUTION DISTRIBUTION DISTRIBUTION
    ------------------------------  ------------ ------------ ------------
    Aug 15, 1995                      $0.01747                  $0.01747
    Sep 15, 1995 to Mar 15, 2001       0.03743                   0.03743
    Apr 15, 2001                       0.03743     $2.00000      2.03743
    May 15, 2001 to Jun 15, 2002       0.02983                   0.02983
    Jul 15, 2002                       0.02983      1.00000      1.02983
    Aug 15, 2002                       0.02421      1.00000      1.02421
    Sep 15, 2002 to March 15, 2003     0.02243                   0.02243
    Apr 15, 2003                       0.02243      0.52000      0.54243
    May 15, 2003 to Jun 15, 2003       0.02043                   0.02043
    Jul 15, 2003                       0.01961      1.48000      1.49961
    Aug 15, 2003 to Jan 15, 2004       0.01463                   0.01463
    Feb 15, 2004                       0.01463      2.00000      2.01463
    Mar 15, 2004 to Dec 15, 2004       0.00713                   0.00713
    Jan 15, 2005                       0.00713      2.00000      2.00713

                             TAX-EXEMPT PORTFOLIOS

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GENERAL INFORMATION

RATING OF UNITS

Standard & Poor's has rated the Units of any U.S. Treasury Portfolio Series or GNMA Portfolio Series "AAA." Because the Securities in an Insured Trust Fund in a Tax-Exempt Portfolio Series or an Insured Corporate Series are insured as to the scheduled payment of principal and interest and on the basis of the financial condition and the method of operation of the insurance companies referred to in "Insurance on the Bonds" for each such Trust, Standard & Poor's has also rated the Units of any Insured Trust Fund "AAA." This is the highest rating assigned by Standard & Poor's. Standard & Poor's has been compensated by the Sponsor for its services in rating Units of the Trust Funds.

A Standard & Poor's rating (as described by Standard & Poor's) on the units of an investment trust (hereinafter referred to collectively as "units" or "trust") is a current assessment of creditworthiness with respect to the investments held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees, or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the Unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell, or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.

Trusts rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's or have, in the opinion of Standard & Poor's, credit characteristics comparable to assets rated "AAA," or certain short-term investments. Standard & Poor's defines its "AAA" rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong.

Securities in an Insured Trust Fund for which insurance has been obtained by the Issuer or the Sponsor (all of which were rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's Investors Service, Inc.) may or may not have a higher yield than uninsured Securities rated "AAA" by Standard & Poor's or "Aaa" by Moody's Investors Service, Inc. In selecting Securities for the portfolios of an Insured Trust Fund, the Sponsor has applied the criteria hereinbefore described.

TRUST INFORMATION

Because certain of the Securities in certain of the Trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such Trust.

Securities in certain of the Trust Funds may have been purchased on a "when, as and if issued" or delayed delivery basis with delivery expected to take place after the First Settlement Date. See "Notes to Portfolios" for each Trust. Accordingly, the delivery of such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of

                              GENERAL INFORMATION
delivery. To the extent any Municipal Bonds in a Tax-Exempt Portfolio are actually delivered to such Trust after their respective expected dates of delivery, Unitholders who purchase Units in such Trust prior to the date such "when, as and if issued" or "delayed delivery" Municipal Bonds are actually delivered to the Trustee would, to the extent such income is not offset by a reduction in the Trustee's fee (or, to the extent necessary, other expenses), be required to reduce their tax basis in their Units of such Trust since the interest accruing on such Municipal Bonds during the interval between their purchase of Units and the actual delivery of such Municipal Bonds would, for tax purposes, be considered a non-taxable return of principal rather than as tax-exempt interest. The result of such adjustment, if necessary, would be, during the first year only, that the Estimated Long-Term Returns may be, and the Estimated Current Returns would be, slightly lower than those shown herein, assuming such Trust portfolios and estimated annual expenses do not vary. See footnote (4) to "Essential Information." Unitholders of all Trusts will be "at risk" with respect to any "when, as and if issued" or "delayed delivery" Securities included in their respective Trust (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units.

The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a Security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) must be payable in United States currency, (ii) must be purchased at a price that results in a yield to maturity and a current return at least equal to that of the Failed Securities as of the Initial Date of Deposit, (iii) shall not be "when, as and if issued" or restricted securities, (iv) must satisfy any rating criteria for Securities originally included in such Trust, (v) not cause the Units of such Trust to cease to be rated AAA by Standard & Poor's. if the Units were so rated on the Initial Date of Deposit and (vi) in the case of Insured Trust Funds must be insured prior to acquisition by a Trust. In connection with an Insured Corporate Series only, Replacement Securities also must (i) be intermediate or long-term, as applicable, corporate bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities having no warrants or subscription privileges attached, (ii) be issued after July 18, 1984 if interest thereon is United States source income and (iii) have a fixed maturity of at least 10 years. In connection with a Corporate Income Series only, Replacement Securities also must (i) be corporate bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities having no warrants or subscription privileges attached, (ii) be issued after July 18, 1984 and (iii) have a fixed maturity of at least 6 years. In connection with a Tax-Exempt Portfolio only, Replacement Securities must also (i) be tax-exempt bonds issued by the appropriate state or counties, municipalities, authorities or political subdivisions thereof and (ii) have a fixed maturity date of at least 3 years if the bonds are to be deposited in a trust other than a long-term trust or at least 10 years if the bonds are to be deposited in a long-term trust. Whenever a Replacement Security is acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the Securities in a Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge
GI-2
                              GENERAL INFORMATION
attributable to such Failed Securities to all Unitholders of the Trust Fund and the Trustee will distribute the principal and accrued interest attributable to such Failed Securities not more than 30 days after the date on which the Trustee would have been required to purchase a Replacement Security. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unitholders of such Trust Fund.

Whether or not a Replacement Security is acquired, an amount equal to the accrued interest (at the coupon rate of the Failed Securities) will be paid to Unitholders of the Trust Fund to the date the Sponsor removes the Failed Securities from the Trust Fund if the Sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to Unitholders which accrued after the date of settlement for a purchase of Units will be paid by the Sponsor. In the event a Replacement Security could not be acquired by a Trust, the net annual interest income per Unit for such Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered.

Subsequent to the Initial Date of Deposit, a Security may cease to be rated or its rating may be reduced below any minimum required as of the Initial Date of Deposit. Neither event requires the elimination of such investment from a Trust, but may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "General Information--Investment Supervision."

The Sponsor may not alter the portfolio of a Trust except upon the happening of certain extraordinary circumstances. See "General Information--Investment Supervision." Certain of the Securities may be subject to optional call or mandatory redemption pursuant to sinking fund provisions, in each case prior to their stated maturity. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer, often at a premium over par. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par with proceeds from a fund accumulated for the scheduled retirement of a portion of an issue to maturity. Special or extraordinary redemption provisions may provide for redemption at par of all or a portion of an issue upon the occurrence of certain circumstances, which may be prior to the optional call dates shown under "Portfolio" for each Trust. Redemption pursuant to optional call provisions is more likely to occur, and redemption pursuant to special or extraordinary redemption provisions may occur, when the Securities have an offering side evaluation which represents a premium over par, that is, when they are able to be refinanced at a lower cost. The proceeds from any such call or redemption pursuant to sinking fund provisions, as well as proceeds from the sale of Securities and from Securities which mature in accordance with their terms from a Trust, unless utilized to pay for Units tendered for redemption, will be distributed to Unitholders of such Trust and will not be used to purchase additional Securities for such Trust. Accordingly, any such call, redemption, sale or maturity will reduce the size and diversity of a Trust and the net annual interest income of such Trust and may reduce the Estimated Current Return and the Estimated Long-Term Return. See "General Information--Interest, Estimated Long-Term Return and Estimated Current Return." The call, redemption, sale or maturity of Securities also may have tax consequences to a Unitholder. See "Federal Tax Status" for each Trust. Information with respect to the call provisions and maturity dates of the Securities is contained in "Portfolio" for each Trust.

Each Unit of a Trust represents an undivided fractional interest in the Securities deposited therein, in the ratio shown under "Essential Information." Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple or fraction thereof, subject to each Trust's minimum investment requirement of one Unit. Fractions of Units will be computed to three decimal points. To the

                              GENERAL INFORMATION
extent that Units of a Trust are redeemed, the principal amount of Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. See "General Information--Redemption."

Certain of the Securities in certain of the Trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and loss in the form of tax-exempt interest income than a comparable security newly issued at current market rates. See "Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

Certain of the Securities in certain of the Trust Funds may be "zero coupon" bonds, i.e., an original issue discount bond that does not provide for the payment of current interest. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently. For the Federal tax consequences of original issue discount securities such as the zero coupon bonds, see "Federal Tax Status" for each Trust.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust Funds. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust Funds. The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security.

RETIREMENT PLANS

Units of the Trusts (other than a Tax-Exempt Portfolio) may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans, certain of which are briefly described below. GI-4
                              GENERAL INFORMATION

Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trusts will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

Individual Retirement Account--IRA. Any individual under age 70 1/2 may contribute the lesser of $2,000 or 100% of compensation to an IRA annually. Such contributions are fully deductible if the individual (and spouse if filing jointly) are not covered by a retirement plan at work. The deductible amount an individual may contribute to an IRA will be reduced $10 for each $50 of adjusted gross income over $25,000 ($40,000 if married, filing jointly or $0 if married, filing separately), if either an individual or their spouse (if married, filing jointly) is an active participant in an employer maintained retirement plan. Thus, if an individual has adjusted gross income over $35,000 ($50,000 if married, filing jointly or $0 if married, filing separately) and if an individual or their spouse is an active participant in an employer maintained retirement plan, no IRA deduction is permitted. Under the Internal Revenue Code of 1986, as amended (the "Code"), an individual may make nondeductible contributions to the extent deductible contributions are not allowed. All distributions from an IRA (other than the return of certain excess contributions) are treated as ordinary income for federal income taxation purposes provided that under the Code an individual need not pay tax on the return of nondeductible contributions. The amount includable in income for the taxable year is the portion of the amount withdrawn for the taxable year as the individual's aggregate deductible IRA contributions bear to the aggregate balance of all IRAs of the individual.

A participant's interest in an IRA must be, or commence to be, distributed to the participant not later than April 1 of the calendar year following the year during which the participant attains age 70 1/2. Distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability, or where the amount distributed is to be rolled over to another IRA, or where the distributions are taken as a series of substantially equal periodic payments over the participant's life or life expectancy (or the joint lives or life expectancies of the participant and the designated beneficiary) are generally subject to a surtax in an amount equal to 10% of the distribution. The amount of such periodic payments may not be modified before the later of five years or attainment of age 59 1/2. Excess contributions are subject to an annual 6% excise tax.

IRA applications, disclosure statements and trust agreements are available from the Sponsor upon request.

Qualified Retirement Plans. Units of a Trust may be purchased by qualified pension or profit sharing plans maintained by corporations, partnerships or sole proprietors. The maximum annual contribution for a participant in a money purchase pension plan or to paired profit sharing and pension plans is the lesser of 25% of compensation or $30,000. Prototype plan documents for establishing qualified retirement plans are available from the Sponsor upon request.

Excess Distributions Tax. In addition to the other taxes due by reason of a plan distribution, a tax of 15% may apply to certain aggregate distributions from IRAs, Keogh plans, and corporate retirement plans to the extent such aggregate taxable distributions exceed specified amounts (generally $150,000, as adjusted) during a tax year. This 15% tax will not apply to distributions on account of death, qualified

                              GENERAL INFORMATION
domestic relations orders or amounts eligible for tax-deferred rollover treatment. In general, for lump sum distributions the excess distributions over $750,000 (as adjusted) will be subject to the 15% tax.

The Trustee, Investors Fiduciary Trust Company, has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete a Kemper UIT/IRA application and forward it along with a check made payable to Investors Fiduciary Trust Company. Certificates for Individual Retirement Accounts cannot be issued.

DISTRIBUTION REINVESTMENT

Each Unitholder of a Trust may elect to have distributions of principal (including capital gains, if any) or interest or both automatically invested without charge in shares of any mutual fund which is registered in such Unitholder's state of residence and is underwritten or advised by an affiliate of the Sponsor, Kemper Financial Services, Inc. (the "Kemper Funds"), other than those Kemper Funds sold with a contingent deferred sales charge.

If individuals indicate they wish to participate in the Reinvestment Program but do not designate a reinvestment fund, the Program Agent referred to below will contact such individuals to determine which reinvestment fund or funds they wish to elect. Since the portfolio securities and investment objectives of such Kemper Funds generally will differ significantly from that of the Trusts, Unitholders should carefully consider the consequences before selecting such Kemper Funds for reinvestment. Detailed information with respect to the investment objectives and the management of the Funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "General Information--Unitholders--Distributions to Unitholders."

The Program Agent is Investors Fiduciary Trust Company. All inquiries concerning participation in distribution reinvestment should be directed to the Program Agent at P.O. Box 419430, Kansas City, Missouri 64173-0216, telephone
(816) 474-8786.

INTEREST, ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN

As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in the "Essential Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of the Securities while the Public Offering Price will
GI-6
                              GENERAL INFORMATION
vary with changes in the offering price of the underlying Securities and accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by a Trust, it may be necessary for the Sponsor or Trustee to pay on the dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amount which will be made available in the letter of credit furnished by the Sponsor on the Initial Date of Deposit. The Trustee has agreed to pay any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the Securities deposited in that Trust.

Payments received in respect of mortgages underlying Ginnie Maes in each series of a GNMA Portfolio will consist of a portion representing interest and a portion representing principal. Although the aggregate monthly payment made by the obligor on each mortgage remains constant (aside from optional prepayments of principal), in the early years most of each such payment will represent interest, while in later years, the proportion representing interest will decline and the proportion representing principal will increase. However, by reason of optional prepayments, principal payments in the earlier years on mortgages underlying Ginnie Maes may be substantially in excess of those required by the amortization schedules of such mortgages. Therefore, principal payments in later years may be substantially less since the aggregate unpaid principal balances of such underlying mortgages may have been greatly reduced. To the extent that the underlying mortgages bearing higher interest rates in a GNMA Portfolio are prepaid faster than the other underlying mortgages, the net annual interest rate per Unit and the Estimated Current Return on the Units of a GNMA Portfolio can be expected to decline. Monthly payments to the Unitholders of a GNMA Portfolio will reflect all of these factors.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, and certain of the Underwriters may, subject to change at any time, maintain a market for Units of the Trust Funds offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the aggregate bid prices of the underlying Securities in such Trusts, together with accrued interest to the expected dates of settlement. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the Trusts. The aggregate bid prices of the underlying Securities in each Trust are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, Unitholders who wish to dispose of their Units should inquire of their bank or broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

The offering price of any Units resold by the Sponsor or Underwriters will be in accord with that described in the currently effective Prospectus describing such Units. Any profit or loss resulting from the

                              GENERAL INFORMATION
resale of such Units will belong to the Sponsor and/or the Underwriters. The Sponsor and/or the Underwriters may suspend or discontinue purchases of Units of any Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, Investors Fiduciary Trust Company, P.O. Box 419430, Kansas City, Missouri, 64173-0216 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for such Trust, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing interest shall be withdrawn from the Interest Account for such Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Principal Account for such Trust. The Trustee is empowered to sell Securities GI-8
                              GENERAL INFORMATION
for a Trust in order to make funds available for the redemption of Units of such Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. To the extent Securities are sold, the size and diversity of a Trust will be reduced.

In the case of a U.S. Treasury Portfolio or a GNMA Portfolio, Securities will be sold by the Trustee so as to maintain, as closely as practicable, the original percentage relationship between the principal amounts of the Securities in such Trusts. The Securities to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. The Securities will be chosen for this list by the Sponsor on the basis of such market and credit factors as it may determine are in the best interests of such Trusts. Provision is made under the related Trust Agreements for the Sponsor to specify minimum face amounts in which blocks of Securities are to be sold in order to obtain the best price available. While such minimum amounts may vary from time to time in accordance with market conditions, it is anticipated that the minimum face amounts which would be specified would range from $25,000 to $100,000. Sales may be required at a time when the Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum principal amount in which U.S. Treasury Obligations and Ginnie Maes may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. To the extent not used to meet other redemption requests in such Trusts, such excess proceeds will be distributed pro rata to all remaining Unitholders of record of such Trusts, unless reinvested in substitute Securities. See "General Information--Investment Supervision."

The Trustee is irrevocably authorized in its discretion, if an Underwriter does not elect to purchase any Unit tendered for redemption, in lieu of redeeming such Units, to sell such Units in the over-the-counter market for the account of tendering Unitholders at prices which will return to the Unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Units. In the event of any such sale, the Trustee shall pay the net proceeds thereof to the Unitholders on the day they would otherwise be entitled to receive payment of the Redemption Price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreements; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The Redemption Price for Units of each Trust is computed by the Evaluator as of the evaluation time stated under "Essential Information" next occurring after the tendering of a Unit for redemption and on any other business day desired by it, by:

A. adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities;
(2) the aggregate value of each issue of the Securities (including "when issued" contracts, if any) held in the Trust as determined by the Evaluator on the basis of bid prices therefor; and (3) interest accrued and unpaid on the Securities in the Trust as of the date of computation;

                              GENERAL INFORMATION

B. deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the Trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account described under "General Information--Expenses of the Trusts"; (2) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees and any insurance costs), the Evaluator, the Sponsor and bond counsel, if any; (3) cash held for distribution to Unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Trust; and

C. finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

UNITHOLDERS

Ownership of Units. Ownership of Units of any Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the Underwriter and broker. Non-receipt of such certificate(s) must be reported to the Trustee within one year; otherwise, a 2% surety bond fee will be required for replacement.

Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

Units may be purchased and certificates, if requested will be issued in denominations of one Unit subject to each Trust's minimum investment requirement of 100 Units or any whole Unit multiple thereof subject to any minimum requirement established by the Sponsor from time to time. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

Distributions to Unitholders. Interest received by each Trust, including any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for such Trust. All other receipts are credited by the Trustee to a separate Principal Account for the Trust. The Trustee normally has no cash for distribution to Unitholders until it receives interest payments on the Securities in the Trust. Since interest usually is paid semi-annually (monthly in the case of a GNMA Portfolio), during the initial months of the Trusts, the Interest Account of each Trust, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. On the dates set forth under "Essential Information" for each Trust, the Trustee will commence distributions, in part from funds advanced by the Trustee.
GI-10
                              GENERAL INFORMATION

Thereafter, assuming the Trust retains its original size and composition, after deduction of the fees and expenses of the Trustee, the Sponsor and Evaluator and reimbursements (without interest) to the Trustee for any amounts advanced to a Trust, the Trustee will normally distribute on each Interest Distribution Date (the fifteenth of the month) or shortly thereafter to Unitholders of record of such Trust on the preceding Record Date (which is the first day of each month). Unitholders of the Trusts will receive an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated net annual interest income to the Interest Account of such Trust. However, interest earned at any point in time will be greater than the amount actually received by the Trustee and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is added to the daily value of the Units. If Unitholders of a Trust sell or redeem all or a portion of their Units, they will be paid their proportionate share of the accrued interest of such Trust to, but not including, the third business day after the date of a sale or to the date of tender in the case of a redemption.

In order to equalize distributions and keep the undistributed interest income of the Trusts at a low level, all Unitholders of record in such Trust on the first Record Date will receive an interest distribution on the first Interest Distribution Date. Because the period of time between the first Interest Distribution Date and the regular distribution dates may not be a full period, the first regular distributions may be partial distributions.

Unitholders of a U.S. Treasury Portfolio which contains Stripped Treasury Securities should note that Stripped Treasury Securities are sold at a deep discount because the buyer of those securities obtains only the right to receive a future fixed payment on the security and not any rights to periodic interest payments thereon. Purchasers of these Securities acquire, in effect, discount obligations that are economically identical to the "zero-coupon bonds" that have been issued by corporations. Zero coupon bonds are debt obligations which do not make any periodic payments of interest prior to maturity and accordingly are issued at a deep discount. Under generally accepted accounting principles, a holder of a security purchased at a discount normally must report as an item of income for financial accounting purposes the portion of the discount attributable to the applicable reporting period. The calculation of this attributable income would be made on the "interest" method which generally will result in a lesser amount of includible income in earlier periods and a correspondingly larger amount in later periods. For Federal income tax purposes, the inclusion will be on a basis that reflects the effective compounding of accrued but unpaid interest effectively represented by the discount. Although this treatment is similar to the "interest" method described above, the "interest" method may differ to the extent that generally accepted accounting principles permit or require the inclusion of interest on the basis of a compounding period other than the semi-annual period. See "Federal Tax Status" for the U.S. Treasury Portfolios, if any.

Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. Since interest on Bonds in the Trusts is payable at varying intervals, usually in semi-annual installments, and distributions of income are made to Unitholders at different intervals from receipt of interest, the interest accruing to a Trust may not be equal to the amount of money received and available for distribution from the Interest Account. Therefore, on each Distribution Date the amount of interest actually deposited in the Interest Account of a Trust and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances, the Trustee is authorized by the Trust Agreements to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds available in the Interest Account for such Trust.

                              GENERAL INFORMATION

The Trustee will distribute on each Distribution Date or shortly thereafter, to each Unitholder of record of a Trust on the preceding Record Date, an amount substantially equal to such holder's pro rata share of the cash balance, if any, in the Principal Account of such Trust computed as of the close of business on the preceding Record Date. However, no distribution will be required if the balance in the Principal Account is less than $.01 per Unit. Notwithstanding the foregoing, the Trustee will make a distribution to Unitholders of all principal relating to maturing U.S. Treasury Obligations in any U.S. Treasury Portfolio or GNMA Portfolio within twelve business days of the date of such maturity.

In connection with GNMA Portfolios only, the terms of the Ginnie Maes provide for payment to the holders thereof (including a GNMA Portfolio) on the fifteenth day of each month of amounts collected by or due to the issuers thereof with respect to the underlying mortgages during the preceding month. The Trustee will collect the interest due a GNMA Portfolio on the Securities therein as it becomes payable and credit such interest to a separate Interest Account for such GNMA Portfolio created by the Indenture. Distributions will be made to each Unitholder of record of a GNMA Portfolio on the appropriate Distribution Date (see "Essential Information") and will consist of an amount substantially equal to such Unitholder's pro rata share of the cash balances, if any, in the Interest Account, the Principal Account and any Capital Gains Account of such GNMA Portfolio, computed as of the close of business on the preceding Record Date.

Statements to Unitholders. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of interest and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of each Trust are required to be audited annually, at the Trust's expense, by independent auditors designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of such Trust. The accountants' report will be furnished by the Trustee to any Unitholder of such Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of a Trust a statement, covering the calendar year, setting forth for the applicable Trust:

A. As to the Interest Account:

1. The amount of interest received on the Securities (and for Tax-Exempt Portfolios, the percentage of such amount by states and territories in which the issuers of such Securities are located);

2. The amount paid from the Interest Account representing accrued interest of any Units redeemed;

3. The deductions from the Interest Account for applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

4. Any amounts credited by the Trustee to the Reserve Account described under "General Information--Expenses of the Trusts";

5. The net amount remaining after such payments and deductions, expressed both as a total dollar amount and a dollar amount per Unit outstanding on the last business day of such calendar year; and

B. As to the Principal Account:

1. The dates of the maturity, liquidation or redemption of any of the Securities and the net proceeds received therefrom excluding any portion credited to the Interest Account;
GI-12
                              GENERAL INFORMATION

2. The amount paid from the Principal Account representing the principal of any Units redeemed;

3. The deductions from the Principal Account for payment of applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

4. The amount of when-issued interest treated as a return of capital, if any;

5. Any amounts credited by the Trustee to the Reserve Account described under "General Information--Expenses of the Trusts";

6. The net amount remaining after distributions of principal and deductions, expressed both as a dollar amount and as a dollar amount per Unit outstanding on the last business day of the calendar year; and

C. The following information:

1. A list of the Securities as of the last business day of such calendar year;

2. The number of Units outstanding on the last business day of such calendar year;

3. The Redemption Price based on the last evaluation made during such calendar year;

4. The amount actually distributed during such calendar year from the Interest and Principal Accounts (and Capital Gains Account, if applicable) separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

Rights of Unitholders. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate a Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a Trust.

No Unitholder shall have the right to control the operation and management of any Trust in any manner, except to vote with respect to the amendment of the Trust Agreements or termination of any Trust.

INVESTMENT SUPERVISION

The Sponsor may not alter the portfolios of the Trusts by the purchase, sale or substitution of Securities, except in the special circumstances noted below and as indicated earlier under "General Information--Trust Information" regarding the substitution of Replacement Securities for any Failed Securities. Thus, with the exception of the redemption or maturity of Securities in accordance with their terms, the assets of the Trusts will remain unchanged under normal circumstances.

The Sponsor may direct the Trustee to dispose of Securities the value of which has been affected by certain adverse events including institution of certain legal proceedings or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Securities in a Trust would be detrimental to the interest of the Unitholders. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal Account of such Trust for distribution to the Unitholders.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of Securities to issue new obligations in exchange or substitution for any of such Securities pursuant to a refunding financing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably default with

                              GENERAL INFORMATION
respect to such Securities in the reasonably forseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder, identifying the Securities eliminated and the Securities substituted therefor.

The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of such Trust tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUSTS

The Trustee. The Trustee, Investors Fiduciary Trust Company, is a trust company specializing in investment related services, organized and existing under the laws of Missouri, having its trust office at 127 West 10th Street, Kansas City, Missouri 64105. The Trustee is subject to supervision and examination by the Division of Finance of the State of Missouri and the Federal Deposit Insurance Corporation. Investors Fiduciary Trust Company is owned by State Street Boston Corporation.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any Trust. For information relating to the responsibilities of the Trustee under the Trust Agreements, reference is made to the material set forth under "General Information--Unitholders."

In accordance with the Trust Agreements, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder of such Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreements on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust. Pursuant to the Trust Agreements, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trusts.

Under the Trust Agreements, the Trustee or any successor trustee may resign and be discharged of its duties created by the Trust Agreements by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreements. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee shall be a corporation organized under the laws of the United States, or any state thereof, which is authorized under such laws to exercise trust powers. The Trustee shall have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.
GI-14
                              GENERAL INFORMATION

The Evaluator. Kemper Unit Investment Trusts, a service of Kemper Securities, Inc., the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder. At the present time, pursuant to a contract with the Evaluator, Muller Data Corporation, a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities, provides, for both the initial offering period and secondary market transactions, portfolio evaluations of the Securities in the Trusts which are then reviewed by the Evaluator. In the event the Sponsor is unable to obtain current evaluations from Muller Data Corporation, it may make its own evaluations or it may utilize the services of any other non-affiliated evaluator or evaluators it deems appropriate.

Amendment and Termination. The Trust Agreements may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreements with respect to the Trusts may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of such Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of such Trust. In no event shall any Trust Agreement be amended to increase the number of Units of a Trust issuable thereunder or to permit, except in accordance with the provisions of such Trust Agreement, the acquisition of any Securities in addition to or in substitution for those initially deposited in a Trust. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreements provide that the Trusts shall terminate upon the maturity, redemption or other disposition of the last of the Securities held in a Trust. If the value of a Trust shall be less than the applicable minimum value stated under "Essential Information," the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. A Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to all Unitholders of such Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in such Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Interest and Principal Accounts (and Capital Gains Account, if applicable) of such Trust.

Limitations on Liability. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreements, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

                              GENERAL INFORMATION

The Trustee: The Trust Agreements provide that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Trust Agreements contain other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreements provide that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable only for its gross negligence, lack of good faith or willful misconduct.

EXPENSES OF THE TRUSTS

The Sponsor will charge the Trusts a surveillance fee for services performed for the Trusts in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the related Trust outstanding as of the January Record Date for any annual period. The Sponsor will receive a portion of the sales commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trusts. The Sponsor and other Underwriters have borne all the expenses of creating and establishing the Trusts including the cost of the initial preparation, printing and execution of the Prospectus, Trust Agreements and certificates, legal and accounting expenses, advertising and selling expenses, payment of closing fees, the expenses of the Trustee, evaluation fees relating to the deposit and other out-of-pocket expenses.

The Trustee receives for its services fees set forth under "Essential Information." The Trustee fee which is calculated monthly is based on the largest aggregate principal amount of Securities in a Trust at any time during the period. In no event shall the Trustee be paid less than $2,000 per Trust in any one year. Funds that are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal trust procedures; however, the Trustee is also authorized by the Trust Agreements to make from time to time certain non-interest bearing advances to the Trusts. During the first year the Trustee has agreed to lower its fees and absorb expenses by the amount set forth under "Essential Information." The Trustee's fee will not be increased in future years in order to make up this reduction in the Trustee's fee. The Trustee's fee is payable on or before each Distribution Date.

For evaluation of Securities in each Trust, the Evaluator shall receive a fee, payable monthly, calculated on the basis of that annual rate set forth under "Essential Information," based upon the largest aggregate principal amount of Securities in such Trust at any time during such monthly period.
GI-16
                              GENERAL INFORMATION

The Trustee's and Evaluator's fees are deducted first from the Interest Account of a Trust to the extent funds are available and then from the Principal Account. Such fees may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index entitled "All Services Less Rent of Shelter," published by the United States Department of Labor, or any equivalent index substituted therefor. In addition, the Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions).

The following additional charges are or may be incurred by the Trusts: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses and insurance costs for Insured Trust Funds, but not including any fees and expenses charged by any agent for custody and safeguarding of Securities) and of bond counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect a Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of a Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (g) expenditures incurred in contacting Unitholders upon termination of the Trusts. The fees and expenses set forth herein are payable out of the appropriate Trust and, when owing to the Trustee, are secured by a lien on such Trust. Fees or charges relating to a Trust shall be allocated to each Trust in the same ratio as the principal amount of such Trust bears to the total principal amount of all Trusts. Fees or charges relating solely to a particular Trust shall be charged only to such Trust.

Fees and expenses of the Trusts shall be deducted from the Interest Account thereof, or, to the extent funds are not available in such Account, from the Principal Accounts. The Trustee may withdraw from the Principal Account or the interest Account of any Trust such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other extraordinary expenses payable out of the Trust. Amounts so withdrawn shall be credited to a separate account maintained for a Trust known as the Reserve Account and shall not be considered a part of the Trust when determining the value of the Units until such time as the Trustee shall return all or any part of such amounts to the appropriate account.

THE SPONSOR

The Sponsor, Kemper Unit Investment Trusts, with an office at 77 West Wacker Drive, 29th Floor, Chicago, Illinois 60601, (800) 621-5024, is a service of Kemper Securities, Inc., which is a wholly-owned subsidiary of Kemper Financial Companies, Inc. which, in turn, is a wholly-owned subsidiary of Kemper Corporation. The Sponsor acts as underwriter of a number of other Kemper unit investment trusts and will act as underwriter of any other unit investment trust products developed by the Sponsor in the future. As of December 31, 1994, the total stockholder's equity of Kemper Securities, Inc. was $252,676,937.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreements or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be

                              GENERAL INFORMATION
prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreements and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreements.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to these Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trusts. More comprehensive financial information can be obtained upon request from the Sponsor.

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The statements of condition and the related portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in the Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.
GI-18
                              GENERAL INFORMATION

                                                                           PAGE
CONTENTS                                                                   -----
SUMMARY...................................................................     2
ESSENTIAL INFORMATION.....................................................     3
THE TRUST FUNDS...........................................................     6
REPORT OF INDEPENDENT CERTIFIED PUBLIC
  ACCOUNTANTS.............................................................     8
STATEMENTS OF CONDITION...................................................     9
PUBLIC OFFERING OF UNITS..................................................    10
 Public Offering Price....................................................    10
 Accrued Interest.........................................................    12
 Comparison of Public Offering Price and Redemption Price.................    13
 Public Distribution of Units.............................................    13
 Profits of Sponsor and Underwriters......................................    15
THE INSURED CORPORATE SERIES..............................................  IC-1
 The Trust Portfolio......................................................  IC-1
 Series Information.......................................................  IC-2
 Portfolios...............................................................  IC-3
 Notes to Portfolios......................................................  IC-5
 Risk Factors.............................................................  IC-6
 Insurance on the Bonds...................................................  IC-8
 Federal Tax Status.......................................................  IC-9
 Tax Reporting and Reallocation........................................... IC-13
 Estimated Cash Flows to Unitholders...................................... IC-14
THE TAX-EXEMPT PORTFOLIOS.................................................  TE-1
 The Trust Portfolio......................................................  TE-1
 Series Information.......................................................  TE-1
 Taxable Equivalent Estimated Current Return Tables.......................  TE-3
 Portfolio................................................................  TE-5
 Notes to Portfolio.......................................................  TE-8
 Municipal Bond Risk Factors..............................................  TE-9
 State Risk Factors and State Tax Status.................................. TE-12
 Insurance on the Bonds................................................... TE-30
 Federal Tax Status....................................................... TE-33
 Tax Reporting and Reallocation........................................... TE-37
 Underwriting............................................................. TE-38
 Estimated Cash Flows to Unitholders...................................... TE-40
GENERAL INFORMATION.......................................................  GI-1
 Rating of Units..........................................................  GI-1
 Trust Information........................................................  GI-1
 Retirement Plans.........................................................  GI-4
 Distribution Reinvestment................................................  GI-6
 Interest, Estimated Long-Term Return and Estimated Current Return........  GI-6
 Market For Units.........................................................  GI-7
 Redemption...............................................................  GI-8
 Unitholders.............................................................. GI-10
 Investment Supervision................................................... GI-13
 Administration of the Trusts............................................. GI-14
 Expenses of the Trusts................................................... GI-16
 The Sponsor.............................................................. GI-17
 Legal Opinions........................................................... GI-18
 Independent Certified Public Accountants................................. GI-18

                      -----------------------------------
THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT AND EXHIBITS RELATING THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS MADE.
                      -----------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUSTS, THE TRUSTEE, OR THE SPONSOR. THE TRUSTS ARE REGISTERED AS UNIT INVESTMENT TRUSTS UNDER THE INVESTMENT COMPANY ACT OF 1940. SUCH REGISTRATION DOES NOT IMPLY THAT THE TRUSTS OR THE UNITS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.
                      -----------------------------------
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

                      CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:
       The facing sheet of Form S-6
       The Cross-Reference Sheet
       The Prospectus
       The signatures

The following exhibits:
1.1 Form of Trust Indenture and Agreement for the Trust (to be filed by amendment).

1.1.1 Standard Terms and Conditions of Trust for the Trust (to be filed by amendment).

2.1 Form of Certificate of Ownership (pages two to four, inclusive, of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1 Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Federal Tax Status" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered and certain Missouri tax matters (to be filed by amendment).

4.1    Consent of Standard & Poor's (to be filed by amendment).

4.2    Consent of Muller Data Corporation (to be filed by amendment).

4.3    Consent of Grant Thornton LLP (to be filed by amendment).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Everen Unit Investment Trusts Series 40, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and State of Illinois, on the 28th day of November, 1995.


                                     EVEREN UNIT INVESTMENT TRUSTS SERIES 40
                                           Registrant

                                     By:  EVEREN SECURITIES, INC.
                                           Depositor

                                     By: /s/ Robert K. Burke
                                        ----------------------------------------

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on November 28, 1995 by the following persons, who constitute a majority of the Board of Directors of Everen Securities, Inc.


              Signature               Title
              ---------               -----

          James R. Boris              Chairman and Chief Executive Officer
    ------------------------------    ------------------------------------
          James R. Boris

          Steven G. McConahey         President and Chief Operating Officer
    --------------------------------- -------------------------------------
          Steven F. McConahey

          Frank V. Geremia            Senior Executive Vice President,
    -----------------------------     --------------------------------
          Frank V. Geremia

          David M. Greene             Senior Executive Vice President
    ----------------------------      -------------------------------
          David M. Greene


          Ramon Pecuch                Senior Executive Vice President and
    ------------------------          -----------------------------------
          Ramon Pecuch                             Director
                                                   --------


          Thomas R. Reedy             Senior Executive Vice President and
    ------------------------------    -----------------------------------
          Thomas R. Reedy                          Director
                                                   --------

          Janet L.Reali               Executive Vice President, Corporate
    -------------------------         -----------------------------------
          Janet L. Reali                    Counsel and Secretary
                                            ---------------------


          Daniel D. Williams          Executive Vice President and Treasurer
    ------------------------------    --------------------------------------
          Daniel D. Williams




                                        /s/ Robert K. Burke
                                        ----------------------------------------
                                            Robert K. Burke

     Robert K. Burke signs these documents pursuant to Power of Attorney filed with the Securities and Exchange Commission with Amendment No. 1 to the Registration Statement on Form S-6 for Kemper Defined Funds Series 28 (Registration No. 33-56779).